Afya Limited

Unaudited interim condensed

consolidated financial statements

September 30, 2020

F-1

Afya Limited

Unaudited interim condensed consolidated statements of financial position

As of September 30, 2020 and December 31, 2019

(In thousands of Brazilian reais)

	Notes	September 30, 2020	December 31, 2019
Assets		(unaudited)
Current assets
Cash and cash equivalents	5	1,065,232	943,209
Restricted cash	6	10,902	14,788
Trade receivables	7	231,069	125,439
Inventories		5,835	3,932
Recoverable taxes		24,577	6,485
Derivatives	12.2.1	11,489	-
Other assets		20,667	17,912
Total current assets		1,369,771	1,111,765

Non-current assets
Restricted cash	6	2,055	2,053
Trade receivables	7	11,186	9,801
Other assets		48,640	17,267
Investment in associate	9	52,027	45,634
Property and equipment	10	212,537	139,320
Right-of-use assets	12.2.2	389,846	274,275
Intangible assets	11	1,961,759	1,312,338
Total non-current assets		2,678,050	1,800,688

Total assets		4,047,821	2,912,453

Liabilities
Current liabilities
Trade payables		32,453	17,628
Loans and financing	12.2.1	143,081	53,607
Derivatives	12.2.1	-	757
Lease liabilities	12.2.2	56,628	22,693
Accounts payable to selling shareholders	12.2.3	138,627	131,883
Notes payable	12.2.4	9,646	-
Advances from customers		44,368	36,860
Labor and social obligations		103,130	46,770
Taxes payable		35,311	19,442
Income taxes payable		4,601	3,213
Other liabilities		4,606	376
Total current liabilities		572,451	333,229

Non-current liabilities
Loans and financing	12.2.1	17,175	6,750
Lease liabilities	12.2.2	356,057	261,822
Accounts payable to selling shareholders	12.2.3	223,634	168,354
Notes payable	12.2.4	66,981	-
Taxes payable		22,486	21,304
Provision for legal proceedings	22	22,589	5,269
Other liabilities		2,567	1,999
Total non-current liabilities		711,489	465,498
Total liabilities		1,283,940	798,727

Equity
Share capital	16	17	17
Additional paid-in capital		2,318,044	1,931,047
Share-based compensation reserve		42,763	18,114
Retained earnings		351,243	115,916
Equity attributable to equity holders of the parent		2,712,067	2,065,094
Non-controlling interests		51,814	48,632
Total equity		2,763,881	2,113,726

Total liabilities and equity		4,047,821	2,912,453

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

F-2

Afya Limited

Unaudited interim condensed consolidated statements of income and comprehensive income

For the three and nine-month periods ended September 30, 2020 and 2019

(In thousands of Brazilian reais, except earnings per share)

		Three-month period ended		Nine-month period ended
	Notes	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
		(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net revenue	18	309,410	206,713	855,925	529,784
Cost of services	19	(112,292)	(87,350)	(308,226)	(223,997)
Gross profit		197,118	119,363	547,699	305,787

General and administrative expenses	19	(104,718)	(71,260)	(281,480)	(162,078)
Other income, net		1,997	520	1,249	890

Operating income		94,397	48,623	267,468	144,599

Finance income	20	12,081	29,652	55,801	37,841
Finance expenses	20	(23,701)	(24,586)	(65,443)	(54,915)
Finance result		(11,620)	5,066	(9,642)	(17,074)

Share of income of associate	9	1,488	1,043	6,393	1,963

Income before income taxes		84,265	54,732	264,219	129,488

Income taxes expense	21	(4,690)	(5,748)	(17,088)	(9,702)

Net income		79,575	48,984	247,131	119,786

Other comprehensive income		-	-	-	-
Total comprehensive income		79,575	48,984	247,131	119,786

Income attributable to
Equity holders of the parent		74,832	46,267	235,327	104,119
Non-controlling interests		4,743	2,717	11,804	15,667
		79,575	48,984	247,131	119,786
Basic earnings per share
Per common share	17	0.80	0.54	2.54	1.21
Diluted earnings per share Per common share	17	0.79	0.53	2.52	1.20

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

F-3

Afya Limited

Unaudited interim condensed consolidated statements of changes in equity

For the nine-month periods ended September 30, 2020 and 2019

(In thousands of Brazilian reais)

	Equity attributable to equity holders of the parent
				Earnings reserves
	Share capital	Additional paid-in capital	Share-based compensation reserve	Legal reserve	Retained earnings reserve	Retained earnings	Total	Non-controlling interests	Total equity

Balances at December 31, 2018	315,000	125,014	2,161	7,223	52,584	-	501,982	88,372	590,354
Net income for the period	-	-	-	-	-	104,119	104,119	15,667	119,786
Total comprehensive income	-	-	-	-	-	104,119	104,119	15,667	119,786

Capital increase with cash	150,000	-	-	-	-	-	150,000	-	150,000
Capital increase from the corporate reorganization	122,062	137,051	-	-	-	-	259,113	-	259,113
Capital increase from shares contribution of shareholders	48,768	36,358	-	-	-	-	85,126	(44,774)	40,352
Share-based compensation	1	17,627	9,864	-	-	-	27,492	-	27,492
Dividends cancelled	-	-	-	-	4,107	-	4,107	-	4,107
Dividends declared to shareholders	-	-	-	-	-	(38,000)	(38,000)	(11,295)	(49,295)
Allocation to additional paid-in capital	-	33,001	-	-	(33,001)	-	-	-	-
Corporate reorganization	(635,830)	668,904	(2,161)	(7,223)	(23,690)	-	-	-	-
Issuance of common shares in initial public offering	16	992,762	-	-	-	-	992,778	-	992,778
Shares issuance cost	-	(79,670)	-	-	-	-	(79,670)	-	(79,670)
Balances at September 30, 2019 (unaudited)	17	1,931,047	9,864	-	-	66,119	2,007,047	47,970	2,055,017

Balances at December 31, 2019	17	1,931,047	18,114	-	-	115,916	2,065,094	48,632	2,113,726
Net income for the period	-	-	-	-	-	235,327	235,327	11,804	247,131
Total comprehensive income	-	-	-	-	-	235,327	235,327	11,804	247,131

Issuance of common shares	-	389,170	-	-	-	-	389,170	-	389,170
Shares issuance cost	-	(19,704)	-	-	-	-	(19,704)	-	(19,704)
Capital increase from shares contribution of shareholders	-	17,531	-	-	-	-	17,531	-	17,531
Share-based compensation	-	-	24,649	-	-	-	24,649	-	24,649
Dividends declared	-	-	-	-	-	-	-	(8,622)	(8,622)
Balances at September 30, 2020 (unaudited)	17	2,318,044	42,763	-	-	351,243	2,712,067	51,814	2,763,881

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

F-4

Afya Limited

Unaudited interim condensed consolidated statements of cash flows

For the nine-month periods ended September 30, 2019 and 2018

(In thousands of Brazilian reais)

	September 30, 2020	September 30, 2019
	(unaudited)	(unaudited)
Operating activities
Income before income taxes	264,219	129,488
Adjustments to reconcile income before income taxes
Depreciation and amortization	77,729	50,703
Disposals of property and equipment	-	111
Allowance for doubtful accounts	22,899	13,278
Share-based compensation expense	24,649	9,864
Net foreign exchange differences	1,613	(13,608)
Net (gain) loss on derivatives	(22,199)	1,181
Accrued interest	16,161	14,642
Accrued lease interest	32,123	23,337
Share of income of associate	(6,393)	(1,963)
Provision for legal proceedings	(93)	(624)
Changes in assets and liabilities
Trade receivables	(95,563)	(24,688)
Inventories	(1,436)	777
Recoverable taxes	(1,437)	(5,594)
Other assets	(6,820)	(2,713)
Trade payables	1,759	2,985
Taxes payables	(5,612)	5,588
Advances from customers	(18,882)	18,521
Labor and social obligations	42,033	22,992
Other liabilities	(4)	(9,597)
	324,746	234,680
Income taxes paid	(15,830)	(4,033)
Net cash flows from operating activities	308,916	230,647

Investing activities
Acquisition of property and equipment	(60,887)	(41,684)
Acquisition of intangibles assets	(12,741)	(59,644)
Restricted cash	3,886	2,512
Payments of accounts payable to selling shareholders	(95,406)	(27,962)
Payments of notes payable	(3,847)	-
Acquisition of subsidiaries, net of cash acquired	(354,853)	(148,880)
Loans to related parties	-	(161)
Net cash flows used in investing activities	(523,848)	(275,819)

Financing activities
Payments of loans and financing	(106,019)	(43,094)
Issuance of loans and financing	100,911	-
Payments of lease liabilities	(40,527)	(27,811)
Capital increase	-	167,628
Proceeds from issuance of shares	389,170	992,778
Shares issuance cost	(19,704)	(79,670)
Dividends paid to non-controlling interests	(8,622)	(47,964)
Net cash flows from financing activities	315,209	961,867
Net increase in cash and cash equivalents	100,277	916,695
Net foreign exchange differences	21,746	14,531
Cash and cash equivalents at the beginning of the period	943,209	62,260
Cash and cash equivalents at the end of the period	1,065,232	993,486

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

F-5

Afya Limited Notes to the unaudited interim condensed consolidated financial statements September 30, 2020 and 2019 Expressed in thousands of Brazilian reais, unless otherwise stated

1	Corporate information

Afya Limited (“Afya”), collectively with its subsidiaries referred to as the “Company”, is a holding company incorporated under the laws of the Cayman Islands on March 22, 2019. Afya Limited became the holding company of Afya Participações S.A. (hereafter referred to as “Afya Brazil”), formerly denominated NRE Participações S.A., through the completion of the corporate reorganization described below.

Until the contribution of Afya Brazil shares to Afya Limited, in July 2019, Afya Limited did not have commenced operations and had only nominal assets and liabilities and no material contingent liabilities or commitments. Accordingly, Afya Limited’s consolidated financial information substantially reflect the operations of Afya Brazil after the corporate reorganization.

The Company is formed by a network of higher education and post graduate institutions located in 14 Brazilian states forming the largest educational group with focus in medicine in the country and comprises the development and sale of electronically distributed educational courses on medicine science, related printed and technological educational content and mobile app subscription for digital medical content.

Corporate reorganization

On March 29, 2019, Afya Brazil merged (i) BR Health Participações S.A. (“BR Health”), a wholly-owned subsidiary of Bozano Educacional II Fundo de Investimento em Participações Multiestratégia (“Crescera”) that controlled Guardaya Empreendimentos and Participações S.A. (“Guardaya”) and was one of Afya Brazil’s shareholders; and (ii) Guardaya which owned 100% of Medcel Editora e Eventos S.A. (“Medcel Editora”) and CBB Web Serviços e Transmissões On Line S.A. (“CBB Web”), focused on medical residency preparation courses located in the state of São Paulo, resulting in the transfer to Afya Brazil of 100% of Medcel Editora and CBB Web and 15% of União Educacional do Planalto Central S.A. (“UEPC”), a medical school located in the Federal District. On June 18, 2019, Afya Brazil acquired an additional 15% interest in UEPC resulting in an interest of 30%.

On July 7, 2019, each of Afya Brazil´s shareholders had agreed to contribute their respective shares on Afya Brazil to Afya Limited, exchanging one common share into 28 Class A or Class B common shares of Afya Limited. The holders of the Class A common shares and Class B common shares have identical rights, except that (i) the holder of Class B common shares is entitled to 10 votes per share, whereas holders of Class A common shares are entitled to one vote per share, (ii) Class B common shares have certain conversion rights and (iii) the holders of Class B common shares are entitled to maintain their proportional ownership interest in the event that common shares and/or preferred shares are proposed to be issued. The holders of Class A common shares and Class B common shares vote together as a single class on all matters (including the election of directors) submitted to a vote of shareholders, unless otherwise required by law and subject to certain exceptions.

F-6

Afya Limited Notes to the unaudited interim condensed consolidated financial statements September 30, 2020 and 2019 Expressed in thousands of Brazilian reais, unless otherwise stated

Initial public offering

On July 18, 2019, Afya Limited priced its initial public offering (“IPO”) of 13,744,210 Class A common shares, which began trading on the Nasdaq Global Select Market (“NASDAQ”) on July 19, 2019 under the symbol “AFYA”. On July 23, 2019, the underwriters exercised the option to buy an additional 2,061,631 Class A common shares to cover over-allotments, totaling 15,805,841 Class A common shares, which 13,888,887 Class A common shares were offered by Afya Limited and 1,916,954 Class A common shares were offered by the selling shareholders at the initial public offering price. The initial offering price was US$ 19.00 per Class A common share.

On July 23, 2019, the share capital of Afya Limited was increased by 13,888,887 Class A shares through the proceeds received as a result of the IPO of US$ 263,888 thousand (or R$ 992,778). The net proceeds from the IPO were US$ 242,711 thousand (or R$ 913,108), after deducting US$ 15,833 thousand (or R$ 59,566) in underwriting discounts and commissions and other offering expenses totaled US$ 5,344 thousand (or R$ 20,104). The share issuance costs totaled R$ 79,670.

Issuance of additional common shares

On February 6, 2020, Afya completed its follow-on public offering of 3,019,928 Class A common shares offered by the Company and 9,406,812 Class A common shares offered by the selling shareholders.

The offering price was US$ 27.50 per Class A common shares and gross proceeds of R$ 358,286 (US$ 83,048 thousand). The Company received net proceeds of R$ 339,648 (US$ 78,846 thousand), after deducting R$ 18,638 (US$ 4,202 thousand) in underwriting discounts, commissions and other offering expenses.

On March 10, 2020, the underwriters exercised their option to acquire additional 240,552 Class A common shares at the offering price, resulting in gross proceeds of R$ 30,884 (US$ 6,615 thousand). The net proceeds from the additional shares were R$ 29,819 (US$ 6,387 thousand), after deducting R$ 1,066 (U$ 228 thousand) in underwriting discounts and commissions.

Afya transferred R$ 294,312 (US$ 68,060 thousand) of the net proceeds to bank accounts in Brazil with an increase in the capital of Afya Brazil. These deposits were invested in first-line financial institutions in Brazil and are denominated in Brazilian reais.

Acquisitions in 2020

On January 31, 2020, Afya Brazil acquired control of Sociedade Universitária Redentor S.A. ("UniRedentor"), through the acquisition of 100% of its shares. UniRedentor is a post-secondary education institution with governmental authorization to offer on-campus, undergraduate degrees and graduate programs in medicine and health, as well as other courses, in the State of Rio de Janeiro. UniRedentor is in line with the Company’s strategy to focus on medical education. See Note 4.

On May 5, 2020, Afya Brazil acquired control of Centro Universitário São Lucas Ltda. (“UniSL”), through the acquisition of 100% of its shares. UniSL is a post-secondary education institution with governmental authorization to offer on-campus, undergraduate courses in medicine in the State of Rondônia. UniSL is in line with the Company’s strategy to focus on medical education. See Note 4.

F-7

Afya Limited Notes to the unaudited interim condensed consolidated financial statements September 30, 2020 and 2019 Expressed in thousands of Brazilian reais, unless otherwise stated

On July 20, 2020, Afya Brazil acquired control of PEBMED Instituição de Pesquisa Médica e Serviços Tecnológicos da Área da Saúde S.A. (“PEBMED”), through the acquisition of 100% of its shares. PEBMED offers digital content to better support clinical decision aiming a better performance of the healthcare professional. See Note 4.

On November 3, 2020, Afya Brazil acquired 100% of the total share capital of Faculdade de Ensino Superior da Amazônia (“FESAR”). FESAR is a post-secondary education institution with government authorization to offer on-campus, undergraduate courses in medicine in the State of Pará.

On November 9, 2020, Afya Brazil acquired 100% of the total share capital of Faculdade de Ciências Médicas da Paraíba (“FCMPB”). FCMPB is a post-secondary education institution with government authorization to offer on-campus, undergraduate courses in medicine in the State of Paraíba and medical course represented 99% of its net revenue in 2019.

COVID-19

In December 2019, a novel strain of coronavirus (COVID-19) was reported to have emerged in Wuhan, China. COVID-19 has since spread to most of the countries around the globe, including every state in Brazil. On March 11, 2020, the World Health Organization declared the COVID-19 outbreak a pandemic, and on March 20, 2020 the Brazilian federal government declared a national emergency with respect to COVID-19.

Since March 17, 2020, there has been an interruption of our on-campus activities due to Brazilian government authorities mandatory lockdowns. We managed to rapidly adapt our business to these unusual times, and although there has been an interruption of our on-campus activities, we are offering our non-practical educational activities to our students through our online platform (rather than on-site). Regarding the offering of practical classes, we quickly resumed our in-hospital and health care residency programs for fifth and sixth year students, which represents the largest portion of our practical curriculum. As of June 30, 2020, we have recorded deferred revenues of R$14,465 in advances from customers in the statement of financial position because some of our practical educational activities (particularly for students in the first to fourth years) that we provide in our on-campus labs and clinics were suspended and we concluded that was necessary to defer a portion of the net revenue in accordance with IFRS 15. As of September 30, 2020, we were able to manage, replace and reschedule these activities so that all of our performance obligations were satisfied and we recognized these revenues from customers. Some of our second half practical educational activities (particularly for students in the 1st to 4th years) might have to be replaced during the first half of 2021. If this occurs we would postpone a portion of our revenue recognition.

As of September 30, 2020, the States of Rio de Janeiro, Pará, Tocantins, Piauí, Rondonia and Bahia had issued state decrees granting discounts to our students. As of the date of these interim financial statements, except in the case of Bahia, these mandatory discounts have been suspended as their constitutionality has been challenged in the superior courts. This subject is now being judged in the Brazilian supreme court and, as long as it has not being declared constitutional, except in the case of Bahia´s students, we are invoicing our students without these discounts. Additionally, we are also facing individual and collective legal proceedings all across the country. During the third quarter we have granted R$3,914 of discounts to our students. The State of Paraíba also issued a decree on November 25, 2020, but with no effect on these interim financial statements. Since October 26, 2020, we have started our operations in the city of Santa Inês, in the State of Maranhão, where a decree was issued on May 14, 2020. These decrees may result in additional discounts after these dates and we are still evaluating the legal responses.

F-8

Afya Limited Notes to the unaudited interim condensed consolidated financial statements September 30, 2020 and 2019 Expressed in thousands of Brazilian reais, unless otherwise stated

As we continue to offer non-practical educational activities to our students through our platform and practical activities for fifth and nineth year students, through the same professors, staff and suppliers, we continue to charge our standard monthly tuitions fees. We are committed to deliver the best quality service, minimize the impacts of the COVID-19 pandemic on our students, employees and our local communities. In addition, as of the date of these interim financial statements, the COVID-19 pandemic has had no significant impact on the payment default rates of our students. We continue to support our students by providing special payment arrangements. Furthermore, there have been no significant impacts on our financial performance and position of assets and there have been no significant changes in our financial condition triggering impairment indicators in these interim financial statements.

The COVID-19 pandemic is still evolving, and Brazilian authorities may maintain a lockdown of our on-campus activities for a longer or undefined extended of period of time or impose a more severe lockdown, among other measures, all of which are outside of our control and may materially adversely affect our business and results of operations including the resumption of on-campus practical classes in 2020. We may also suffer labor shortages, particularly of our teaching faculty, which is mostly comprised of doctors that continue to have work shifts at hospitals and are consequently more exposed to COVID-19 than non-medical administrative staff. Furthermore, the COVID-19 pandemic is expect to cause a material and adverse effect on the general economic, financial, political, demographic and business conditions in Brazil, which may reduce the disposable income of our students and their families, and consequently (i) result in an adverse impact on the ability of our students (current and/or prospective) to pay our tuition fees and/or (ii) trigger an increase in our attrition rates.

While we are aware of the uncertainties created by the COVID-19 pandemic, we remain confident in our strategy, in the financial robustness of our business and in our contribution of high quality medical professionals who we believe will help our society overcome the COVID-19 pandemic and other future challenges.

2	Significant accounting policies

2.1	Basis for preparation of the unaudited interim condensed consolidated financial statements

The unaudited interim condensed consolidated financial statements as of September 30, 2020 and for the three-month and nine-month periods ended September 30, 2020 and 2019 have been prepared in accordance with IAS 34 Interim Financial Reporting.

F-9

Afya Limited Notes to the unaudited interim condensed consolidated financial statements September 30, 2020 and 2019 Expressed in thousands of Brazilian reais, unless otherwise stated

The unaudited interim condensed consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments that have been measured at fair value.

The corporate reorganization described in Note 1, occurred on July 7, 2019, was accounted for as a reorganization of entities under common control whereby Afya Limited was created as a holding company of Afya Brazil. As a result, the assets and liabilities of Afya Brazil was carried at historical cost and there was no step-up in basis or goodwill, or other intangible assets recorded as a result of the corporate reorganization.

As a result, the unaudited interim condensed consolidated financial statements prepared by the Company subsequent to the completion of the reorganization are presented “as if” Afya Brazil is the predecessor of the Company. Accordingly, these unaudited interim condensed consolidated financial statements reflect: (i) the historical operating results of Afya Brazil prior to the reorganization; (ii) the consolidated results of the Company and Afya Brazil following the reorganization; (iii) the assets and liabilities of Afya Brazil at their historical cost; and (iv) the Company’s equity and earnings per share for all periods presented.

The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Company’s annual consolidated financial statements as of December 31, 2019.

Afya Limited is a holding company, as such the primary source of revenue derives from its interest on the operational companies in Brazil. As result, the Brazilian Real has been assessed as the Company`s functional currency.

The unaudited interim condensed consolidated financial statements are presented in Brazilian reais (“BRL” or “R$”), which is the Company’s functional and presentation currency. All amounts are rounded to the nearest thousand, except when otherwise indicated.

These unaudited interim condensed consolidated financial statements for the nine-month period ended September 30, 2020 were authorized for issue by the Board of Directors on December 2, 2020.

2.2	Changes in accounting policies and disclosures

New standards, interpretations and amendments adopted by the Company

The accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2019. The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

Several amendments and interpretations apply for the first time in 2020, which include Amendments to IFRS 3: Definition of a Business; Amendments to IFRS 7, IFRS 9 and IAS 39: Interest Rate Benchmark Reform; and Amendments to IAS 1 and IAS 8: Definition of Material; and Conceptual Framework for Financial Reporting issued on March 29, 2018, but did not have a material impact on the Company’s unaudited interim condensed consolidated financial statements.

F-10

Afya Limited Notes to the unaudited interim condensed consolidated financial statements September 30, 2020 and 2019 Expressed in thousands of Brazilian reais, unless otherwise stated

2.3	Basis consolidation

The table below is a list of the Company’s subsidiaries and associate:

				Direct and indirect interest
Name	Principal activities	Location	Investment type	September 30, 2020	December 31, 2019
Afya Participações S.A. (Afya Brazil)	Holding	Nova Lima - MG	Subsidiary	100%	100%
Instituto Tocantinense Presidente Antônio Carlos Porto S.A. – (“ITPAC Porto”)	Undergraduate and graduate degree programs	Porto Nacional - TO	Subsidiary	100%	100%
Instituto Tocantinense Presidente Antônio Carlos S.A. – (“ITPAC Araguaina”)	Undergraduate and graduate degree programs	Araguaína - TO	Subsidiary	100%	100%
União Educacional do Vale do Aço S.A. – (“UNIVAÇO”)	Medicine undergraduate degree program	Ipatinga - MG	Subsidiary	100%	100%
IPTAN - Instituto de Ensino Superior Presidente Tancredo de Almeida Neves S.A. (“IPTAN”)	Undergraduate and graduate degree programs	São João Del Rei - MG	Subsidiary	100%	100%
Instituto de Educação Superior do Vale do Parnaíba S.A. (“IESVAP”)	Undergraduate and graduate degree programs	Parnaíba - PI	Subsidiary	80%	80%
Centro de Ciências em Saúde de Itajubá S.A. (“CCSI”)	Medicine undergraduate degree program	Itajubá - MG	Subsidiary	60%	60%
Instituto de Ensino Superior do Piauí S.A. (”IESP”)	Undergraduate and graduate degree programs	Teresina - PI	Subsidiary	100%	100%
RD Administração e Participações Ltda. (“RD”)	Holding	Pato Branco - PR	Subsidiary	100%	100%
FADEP - Faculdade Educacional de Pato Branco Ltda. (“FADEP”)	Undergraduate and graduate degree programs	Pato Branco - PR	Subsidiary	100%	100%
CBB Web Serviços e Transmissões Online S.A. (“CBBW”)***	Medical education courses and online platform	São Paulo - SP	Subsidiary	-	100%
Medcel Editora e Eventos S.A. (“Medcel”)	Medical education content	São Paulo - SP	Subsidiary	100%	100%
Instituto Educacional Santo Agostinho S.A. (“FASA”)	Undergraduate and graduate degree programs	Montes Claros - MG	Subsidiary	100%	100%
ESMC Educação Superior Ltda.*	Undergraduate and graduate degree programs	Montes Claros - MG	Subsidiary	100%	-
Instituto de Pesquisa e Ensino Médico do Estado de Minas Gerais Ltda. (“IPEMED”)	Post-graduate	Belo Horizonte - MG	Subsidiary	100%	100%
União Educacional do Planalto Central S.A. (“UEPC”)	Undergraduate and graduate degree programs	Brasília - DF	Associate	30%	30%
Instituto Paraense de Educação e Cultura Ltda (“IPEC”)	Undergraduate and graduate degree programs	Marabá - PA	Subsidiary	100%	100%
Sociedade Universitária Redentor S.A. (“UniRedentor”) **	Undergraduate and graduate degree programs	Itaperuna - RJ	Subsidiary	100%	-
Centro Universitário São Lucas Ltda. (“UniSL”) **	Undergraduate and graduate degree programs	Porto Velho - RO	Subsidiary	100%	-
PEBMED Instituição de Pesquisa Médica e Serviços Tecnológicos da área da Saúde S.A. (“PEBMED”)**	Content and clinical tools and online platform	Rio de Janeiro – RJ	Subsidiary	100%	-

*       On January 1, 2020, Afya Brazil incorporated ESMC Educação Superior Ltda. (“ESMC”) and transferred the two FASA campuses located in the State of Minas Gerais, which do not offer medicine courses, to ESMC. This spin-off did not have an impact on the consolidated financial statements.

**       See Note 4 for further details on the business combinations during 2020.

***       CBBW was merged by Medcel on May 1, 2020.

The financial information of the acquired subsidiaries is included in the Company’s consolidated financial statements beginning on the respective acquisition dates.

The Company consolidates the financial information for all entities it controls. Control is achieved when the Company is exposed to, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and it ceases when the Company loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Company gains control until the date the Company ceases to control the subsidiary.

When necessary, adjustments are made to the financial statements of subsidiaries in order to bring their accounting policies in line with the Company’s accounting policies.

F-11

Afya Limited Notes to the unaudited interim condensed consolidated financial statements September 30, 2020 and 2019 Expressed in thousands of Brazilian reais, unless otherwise stated

All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions are eliminated in full on consolidation.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. If the Company loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, non-controlling interest and other components of equity, while any resulting gain or loss is recognized in the statement of income.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statements of financial position, consolidated statements of income and comprehensive income and consolidated statements of changes in equity.

3	Segment information

As a result of the corporate reorganization described in Note 1 which occurred on March 29, 2019, the Company has two reportable segments, as follows:

• Education Services Segment (Business Unit 1), which provides educational services through undergraduate courses related to medicine, other health sciences and other undergraduate programs; and

• Digital Content, Residency Preparatory and Specialization Programs Segment (Business Unit 2), which provides digital and printed medical content services, including online courses for residency preparatory, medical and other than medical post-graduate specialization programs and mobile app subscription for digital medical content.

No operating segments have been aggregated to form the above reportable operating segments. There is only one geographic region and the results are monitored and evaluated as a single business.

Segment information is presented consistently with the internal reports provided to the Company’s Chief Executive Officer (CEO), which is the Chief Operating Decision Maker (CODM) and is responsible for allocating resources, assessing the performance of the Company’s operating segments, and making the Company’s strategic decisions.

The following table presents assets and liabilities information for the Company’s operating segments as of September 30, 2020 and December 31, 2019, respectively:

	September 30, 2020 (unaudited)
	Business unit 1	Business unit 2	Total	Adjustments and eliminations	Consolidated
Assets	3,834,353	214,069	4,048,422	(601)	4,047,821
Current assets	1,253,457	116,915	1,370,372	(601)	1,369,771
Non-current assets	2,580,896	97,154	2,678,050	-	2,678,050

Liabilities and equity	3,834,353	214,069	4,048,422	(601)	4,047,821
Current liabilities	516,165	56,887	573,052	(601)	572,451
Non-current liabilities	628,890	82,599	711,489	-	711,489
Equity	2,689,298	74,583	2,763,881	-	2,763,881

Other disclosures	107,806	17,849	125,655	-	125,655
Investment in associate	52,027	-	52,027	-	52,027
Capital expenditures (*)	55,779	17,849	73,628	-	73,628
F-12

Afya Limited Notes to the unaudited interim condensed consolidated financial statements September 30, 2020 and 2019 Expressed in thousands of Brazilian reais, unless otherwise stated

	December 31, 2019
	Business Unit 1	Business Unit 2	Total	Adjustments and eliminations	Consolidated

Assets	2,714,161	199,285	2,913,446	(993)	2,912,453
Current assets	1,026,857	85,901	1,112,758	(993)	1,111,765
Non-current assets	1,687,304	113,384	1,800,688	-	1,800,688
Liabilities and equity	2,714,161	199,285	2,913,446	(993)	2,912,453
Current liabilities	312,303	21,919	334,222	(993)	333,229
Non-current liabilities	360,005	105,493	465,498	-	465,498
Equity	2,041,853	71,873	2,113,726	-	2,113,726
Other disclosures
Investment in associate	45,634	-	45,634	-	45,634
Capital expenditures (*)	167,427	8,282	175,709	-	175,709

(*) Capital expenditures consider the acquisitions of property and equipment and intangible assets.

The following table presents statements of income for the Company’s operating segments for the nine-month periods ended September 30, 2020 and 2019:

	September 30, 2020 (unaudited)
	Business unit 1	Business unit 2	Total	Elimination (inter-segment transactions)	Consolidated

External customer	718,268	137,657	855,925	-	855,925
Inter-segment	-	1,619	1,619	(1,619)	-
Net revenue	718,268	139,276	857,544	(1,619)	855,925
Costs of services	(271,975)	(37,870)	(309,845)	1,619	(308,226)
Gross profit	446,293	101,406	547,699	-	547,699
General and administrative expenses					(281,480)
Other income, net					1,249
Operating income					267,468
Finance income					55,801
Finance expenses					(65,443)
Share of income of associate					6,393
Income before income taxes					264,219
Income taxes expense					(17,088)
Net income for the period					247,131

	September 30, 2019 (unaudited)
	Business Unit 1	Business Unit 2	Total	Elimination (inter-segment transactions)	Consolidated

Net revenue
External customer	477,631	52,153	529,784	-	529,784
Inter-segment	-	3,880	3,880	(3,880)	-
Net revenue	477,631	56,033	533,664	(3,880)	529,784
Costs of services	(206,251)	(21,626)	(227,877)	3,880	(223,997)
Gross profit	271,380	34,407	305,787	-	305,787
General and administrative expenses					(162,078)
Other income, net					890
Operating income					144,599
Finance income					37,841
Finance expenses					(54,915)
Share of income of associate					1,963
Income before income taxes					129,488
Income taxes expense					(9,702)
Net income for the period					119,786

Seasonality of operations

Business Unit 1´s tuition revenues do not have significant fluctuations during the year.

F-13

Afya Limited Notes to the unaudited interim condensed consolidated financial statements September 30, 2020 and 2019 Expressed in thousands of Brazilian reais, unless otherwise stated

Business Unit 2’s sales are concentrated in the first and last quarter of the year, as a result of enrollments at the beginning of the year. The majority of Business Unit 2’s revenues is derived from printed books and e-books, which are recognized at the point in time when control is transferred to the customer. Consequently, Business Unit 2 generally has higher revenues and results of operations in the first and last quarter of the year compared to the second and third quarters of the year.

4	Business combinations

The preliminary fair values of the identifiable assets acquired and liabilities assumed as of each acquisition date were:

	UniRedentor*	UniSL**	PEBMED
Assets
Cash and cash and equivalents	11,796	3,245	1,119
Trade receivables	4,800	21,567	7,984
Inventories	-	467	-
Recoverable taxes	3	822	-
Other assets	2,486	7,251	160
Indemnification assets	710	12,645	4,058
Right-of-use assets	10,265	42,062	865
Property and equipment	4,207	19,143	392
Intangible assets	144,623	314,097	56,037
	178,890	421,299	70,615
Liabilities
Trade payables	(746)	(3,554)	(8,766)
Loans and financing	(16,187)	(58,541)	-
Lease liabilities	(10,265)	(42,062)	(865)
Labor and social obligations	(4,471)	(8,070)	(1,786)
Taxes payable	(850)	(5,779)	(334)
Provision for legal proceedings	(710)	(12,645)	(4,058)
Advances from customers	(10,994)	(6,084)	(9,312)
Notes payable	-	(80,526)	-
Other liabilities	-	(14,754)	-
	(44,223)	(232,015)	(25,121)
Total identifiable net assets at fair value	134,667	189,284	45,494
Preliminary goodwill arising on acquisition	75,438	4,422	87,377
Purchase consideration transferred	210,105	193,706	132,871
Cash paid	114,607	141,066	115,340
Payable in installments	95,498	52,640	-
Paid in Afya Brazil’s shares	-	-	17,531
Analysis of cash flows on acquisition:
Transaction costs (included in cash flows from operating activities)	(1,380)	(1,666)	(613)
Cash paid, net of cash acquired with the subsidiary (included in cash flows from investing activities)	(102,811)	(137,821)	(114,221)
Net of cash flow on acquisition	(104,191)	(139,487)	(114,834)

*During the measurement period, the preliminary goodwill for the acquisition of UniRedentor was adjusted to R$75,438 (R$90,282 initial goodwill) as a result of an increase of intangible assets from R$134,281 to R$144,623 and a purchase price consideration adjustment of R$ 4,502.

**During the measurement period, the preliminary goodwill for the acquisition of UniSL was adjusted to R$4,422 (R$53,192 previously disclosed) as a result of (i) a purchase consideration decrease of R$7,816 and (ii) adjustments increasing intangible assets of R$ 40,961 and a decrease in property and equipment of R$7.

F-14

Afya Limited Notes to the unaudited interim condensed consolidated financial statements September 30, 2020 and 2019 Expressed in thousands of Brazilian reais, unless otherwise stated

(a) Acquisition of UniRedentor

On January 31, 2020, Afya Brazil acquired 100% of the share capital of UniRedentor. The original purchase price of R$214,607, was adjusted by R$4,502 and was comprised by: i) R$114,607 paid in cash on the acquisition date; and ii) R$100,000 is payable in five equal installments from January 2021 to July 2024, adjusted by the CDI rate. The purchase consideration adjustment of R$4,502 will be deducted from the first installment due in January 2021.

UniRedentor is a post-secondary education institution with governmental authorization to offer on-campus, undergraduate degrees and graduate programs in medicine and health, as well as other courses, in the State of Rio de Janeiro. The acquisition will contribute with 112 medical school seats, with a potential 44 additional medical school seats subject to the approval by MEC and is in line with the Company’s strategy to focus on medical education, including medical school.

The acquisition of UniRedentor was accounted for under IFRS 3 – Business Combinations.

Transaction costs to date amount to R$1,380 and were expensed and are included in general and administrative expenses in the consolidated statement of income.

At the acquisition date, the fair value of the trade receivables acquired equals its carrying amount. Afya Brazil measured the acquired lease liabilities using the present value of the remaining lease payments at the date of acquisition. The right-of-use assets were measured at an amount equal to the lease liabilities and adjusted to reflect the unfavorable terms of the lease relative to market terms.

The preliminary goodwill recognized includes the value of expected synergies arising from the acquisition, which is not separately recognized. Goodwill is allocated entirely to Business Unit 1 segment. The preliminary goodwill recognized is not expected to be deductible for income taxes purposes.

The Company has not yet finalized the valuation of all identifiable assets acquired and liabilities assumed in the business combination of UniRedentor and therefore some of these amounts are preliminary. These amounts may be adjusted when the valuations are finalized.

The valuation techniques used for measuring the fair value of separately identified intangible assets acquired were as follows:

Intangible assets acquired	Valuation technique
Licenses

With-and-without method

The with-and-without method consists of estimating the fair value of an asset by the difference between the value of this asset in two scenarios: a scenario considering the existence of the asset in question and another considering its non-existence.

Customer relationships

Multi-period excess earnings method

The method considers the present value of net cash flows expected to be generated by customer relationships, by excluding any cash flows related to contributory assets.

From the date of acquisition, this business combination has contributed R$ 63,612 of net revenue and R$ 16,492 of income before income taxes to the Company. Should the acquisition had taken place at the beginning of the period, net revenue for the nine-month period ended September 30, 2020 would have been increased by R$ 5,931 and income before income taxes for the nine-month period ended September 30, 2020 would have been decreased by R$ 321.

F-15

Afya Limited Notes to the unaudited interim condensed consolidated financial statements September 30, 2020 and 2019 Expressed in thousands of Brazilian reais, unless otherwise stated

(b) Acquisition of UniSL

On May 5, 2020, Afya Brazil acquired 100% of the total share capital of UniSL. UniSL is a post-secondary education institution with governmental authorization to offer on-campus, undergraduate courses in medicine in the State of Rondônia. UniSL also offers other medical related undergraduate degrees. The original purchase consideration of R$201,521 was adjusted by R$7,816, of which: (i) 70% is payable in cash on the transaction closing date, and (ii) 30% is payable in cash in three equal installments through 2023, adjusted by the CDI rate. The purchase consideration adjustment of R$7,816 will be deducted from the first installment due in May 2021.

The acquisition will contribute with 182 medical school seats. There are 100 additional seats still pending approval which, if approved by MEC, will result in a potential additional payment of up to R$80,000, adjusted by the CDI rate. Such potential additional payment has not been recognized as the approval of additional seats have not yet occurred and is contingent.

The acquisition of UniSL was accounted for under IFRS 3 – Business Combinations.

Transaction costs to date amount to R$1,666 and were expensed and are included in general and administrative expenses in the consolidated statement of income.

At the acquisition date, the fair value of the trade receivables acquired equals its carrying amount. Afya Brazil measured the acquired lease liabilities using the present value of the remaining lease payments at the date of acquisition. The right-of-use assets were measured at an amount equal to the lease liabilities and adjusted to reflect the unfavorable terms of the lease relative to market terms.

The preliminary goodwill recognized includes the value of expected synergies arising from the acquisition, which is not separately recognized. Goodwill is allocated entirely to Business Unit 1 segment. The preliminary goodwill recognized is not expected to be deductible for income taxes purposes.

The Company has not yet finalized the valuation of all identifiable assets acquired and liabilities assumed in the business combination of UniSL and therefore some of these amounts are preliminary. These amounts may be adjusted when the valuations are finalized.

The valuation techniques used for measuring the fair value of separately identified intangible assets acquired were as follows:

Intangible assets acquired	Valuation technique
Licenses

With-and-without method

The with-and-without method consists of estimating the fair value of an asset by the difference between the value of this asset in two scenarios: a scenario considering the existence of the asset in question and another considering its non-existence.

Customer relationships

Multi-period excess earnings method

The method considers the present value of net cash flows expected to be generated by customer relationships, by excluding any cash flows related to contributory assets.

F-16

Afya Limited Notes to the unaudited interim condensed consolidated financial statements September 30, 2020 and 2019 Expressed in thousands of Brazilian reais, unless otherwise stated

From the date of acquisition, UniSL has contributed R$ 73,395 of net revenue and R$ 19,234 to the income before income taxes to the Company. If the acquisition had taken place at the beginning of the period, net revenue for the nine-month period ended September 30, 2020 would have been increased by R$ 57,477 and income before income taxes for the nine-month period ended September 30, 2020 would have been increased by R$ 9,455.

(c) Acquisition of PEBMED

On July 20, 2020, Afya Brazil acquired 100% of the share capital of PEBMED. The original purchase price of R$ 132,900 was adjusted by R$ 30 and was comprised by: i) R$115,340 paid in cash on the acquisition date; and ii) R$ 17,531 was paid with Afya Brazil’s shares which were afterwards contributed to the Company in exchange of issuance of 141,976 of its own shares.

PEBMED offers content and clinical tools for healthcare professionals, including web portals and mobile apps.

The acquisition of PEBMED was accounted for under IFRS 3 – Business Combinations.

Transaction costs to date amount to R$613 and were expensed and are included in general and administrative expenses in the consolidated statement of income.

At the acquisition date, the fair value of the trade receivables acquired equals its carrying amount. Afya Brazil measured the acquired lease liabilities using the present value of the remaining lease payments at the date of acquisition. The right-of-use assets were measured at an amount equal to the lease liabilities and adjusted to reflect the unfavorable terms of the lease relative to market terms.

The preliminary goodwill recognized includes the value of expected synergies arising from the acquisition, which is not separately recognized. Goodwill is allocated entirely to Business Unit 2 segment. The preliminary goodwill recognized is not expected to be deductible for income taxes purposes.

The Company has not yet finalized the valuation of all identifiable assets acquired and liabilities assumed in the business combination of PEBMED and therefore some of these amounts are preliminary. These amounts may be adjusted when the valuations are finalized.

The valuation techniques used for measuring the fair value of separately identified intangible assets acquired were as follows:

Intangible assets acquired	Valuation technique
Trademark

Relief from royalty

This methodology is based on the market remuneration of the use license granted to third parties. The value of the asset is restated by the savings of royalties that the owner would have to own the asset. It is necessary to determine a royalty rate that reflects the appropriate remuneration of the asset. The royalty payments, net of taxes, are discounted to present value.

Customer relationships

Multi-period excess earnings method

The method considers the present value of net cash flows expected to be generated by customer relationships, by excluding any cash flows related to contributory assets.

F-17

Afya Limited Notes to the unaudited interim condensed consolidated financial statements September 30, 2020 and 2019 Expressed in thousands of Brazilian reais, unless otherwise stated

App

Replacement cost

This methodology is based on the estimated cost of replacing the referred asset with a new one (acquisition or reconstruction), adjusted to reflect the losses in value resulting from the physical deterioration and the functional and economic obsolescence of that asset.

From the date of acquisition, this business combination has contributed R$ 6,693 of net revenue and R$ 1,358 of income before income taxes to the Company. Should the acquisition had taken place at the beginning of the period, net revenue for the nine-month period ended September 30, 2020 would have been increased by R$ 17,452 and income before income taxes for the nine-month period ended September 30, 2020 would have been decreased by R$ 1,813.

5	Cash and cash equivalents

	September 30, 2020	December 31, 2019
	(unaudited)

Cash and bank deposits	32,331	13,092
Cash equivalents	1,032,901	930,117
	1,065,232	943,209

Cash equivalents correspond mainly to financial investments in Bank Certificates of Deposit (“CDB”) with highly rated financial institutions and investment funds managed by highly rated financial institutions. As of September 30, 2020, the average interest on these CDB are equivalent to 79.5% of the Interbank Certificates of Deposit (“CDI”) (December 31, 2019: 99.2%). These funds are available for immediate use and have insignificant risk of changes in value. Cash equivalents denominated in U.S. dollars totaled R$75,970 as of September 30, 2020 (December 31, 2019: R$2,529).

6	Restricted cash

As of September 30, 2020, the restricted cash of R$12,957 (December 31, 2019: R$16,841) corresponds to financial investments in investment funds managed by highly rated financial institutions that serve as collateral for loans agreements. In accordance with the contractual terms, the Company is not allowed to withdraw any amounts until an integral payment of the loan.

As of September 30, 2020, the average interest on these funds are equivalent to 71.7% (December 31, 2019: 96.9%) of the CDI.

	September 30, 2020	December 31, 2019
	(unaudited)
Collateral for loan in Euros with Banco Itaú	10,902	14,788
Other	2,055	2,053
Total	12,957	16,841

Current	10,902	14,788
Non-current	2,055	2,053

F-18

Afya Limited Notes to the unaudited interim condensed consolidated financial statements September 30, 2020 and 2019 Expressed in thousands of Brazilian reais, unless otherwise stated
7	Trade receivables
	September 30, 2020	December 31, 2019
	(unaudited)

Tuition fees	161,923	86,798
Educational content (a)	47,520	37,154
FIES	37,617	17,789
Proeducar	1,884	1,884
Mobile app subscription (b)	7,961	-
Others	15,826	6,378
	272,731	150,003
(-) Allowance for doubtful accounts	(30,476)	(14,763)
Total	242,255	135,240

Current	231,069	125,439
Non-current	11,186	9,801

(a)	Related to trade receivables from sales of printed books, e-books and medical courses through digital platform from Medcel.
(b)	Related to trade receivables from mobile applications subscriptions for digital medical content.

As of September 30, 2020 and December 31, 2019, the aging of trade receivables was as follows:

	September 30, 2020	December 31, 2019
	(unaudited)

Neither past due nor impaired	127,784	71,095
Past due
1 to 30 days	39,127	15,042
31 to 90 days	48,984	27,221
91 to 180 days	27,812	20,543
More than 180 days	29,024	16,102
	272,731	150,003

F-19

Afya Limited Notes to the unaudited interim condensed consolidated financial statements September 30, 2020 and 2019 Expressed in thousands of Brazilian reais, unless otherwise stated

The changes in the allowance for doubtful accounts for the nine-month periods ended September 30, 2020 and 2019, was as follows:

	September 30, 2020	September 30, 2019
	(unaudited)	(unaudited)

Balances at the beginning of the period	(14,763)	(7,537)
Additions	(22,899)	(13,278)
Write-offs	7,186	5,888
Balances at the end of the period	(30,476)	(14,927)

8	Related parties

The table below summarizes the balances and transactions with related parties:

	September 30, 2020	December 31, 2019
	(unaudited)
Assets
Trade receivables (a)	284	577
	284	577

	September 30, 2020	September 30, 2019
	(unaudited)	(unaudited)
Other income
Sales to UEPC (a)	104	670
	104	670
Lease payments
RVL Esteves Gestão Imobiliária S.A.	9,159	7,720
UNIVAÇO Patrimonial Ltda.	2,177	2,090
IESVAP Patrimonial Ltda.	2,844	1,900
	14,180	11,710

(a) Refers to sales of educational content from Medcel to UEPC.

Lease agreements with RVL Esteves Gestão Imobiliária S.A.

Afya Brazil has entered into lease agreements with RVL Esteves Gestão Imobiliária S.A. (“RVL”), an entity controlled by the shareholder Nicolau Carvalho Esteves and of which Mr. Renato Esteves is an executive officer, as described below:

On June 21, 2016, RVL entered into lease agreements (as amended on April 26, 2018) with ITPAC – Instituto Tocantinense Presidente Antônio Carlos S.A., or ITPAC, and Itpac Porto Nacional – Instituto Tocantinense Presidente Antonio Carlos Porto S.A., or ITPAC Porto Nacional, pursuant to which RVL Esteves Gestão Imobiliária S.A. agreed to lease campuses to ITPAC and ITPAC Porto Nacional in the cities of Araguaína and Porto Nacional, both located in the State of Tocantins. The lease agreements are adjustable in accordance with the provisions of each lease agreement. The lease agreements are for an initial term of 20 years and are renewable for an additional 20 years subject to the provisions of each lease agreement.

On November 1, 2016, RVL entered into a lease agreement with Afya Brazil, pursuant to which RVL agreed to lease to Afya Brazil certain offices located in the city of Nova Lima, State of Minas Gerais, where Afya Brazil’s principal executive offices are located. On February 9, 2019 the agreement was amended to extend lease terms and adjust the lease amounts, subject to certain discount conditions set forth in the lease agreement and adjustable in accordance with the provisions of the lease agreement. The lease agreement is for an initial term of 5 years and may be renewable for an additional 5 years subject to the provisions of the lease agreement.

F-20

Afya Limited Notes to the unaudited interim condensed consolidated financial statements September 30, 2020 and 2019 Expressed in thousands of Brazilian reais, unless otherwise stated

On September 6, 2018, RVL entered into a lease agreement with ITPAC, a subsidiary of Afya Brazil, pursuant to which RVL agreed to lease to ITPAC the new ITPAC campus currently under construction by RVL in the city of Palmas, State of Tocantins. The lease agreement is for an amount equal to 7.5% of the monthly net revenue of ITPAC during the prior semester, which will start to become due once the new ITPAC campus becomes operational, subject to the provisions of the lease agreement. The lease agreement is for an initial term of 20 years, starting on the date the new ITPAC campus becomes operational, and is renewable for an additional 20 years subject to the provisions of the lease agreement.

On October 30, 2019, RVL entered into a lease agreement with IPTAN, pursuant to which RVL agreed to lease to IPTAN the new IPTAN medical campus. IPTAN Santa Inês started operations in October 2020 in the city of Santa Inês, State of Maranhão. The lease agreement is for a monthly amount equal to (i) up to June 2020, R$12 and (ii) after June 2020 and until March 2024, 6.5% of the monthly net revenue of IPTAN assessed during the prior semester, in each case adjustable in accordance with the provisions of the lease agreement. The lease agreement is for an initial term of 20 years counted from the conclusion of the construction works and may be renewable for an additional 20 years subject to the provisions of the lease agreement.

The lease payments in connection with the lease agreements with RVL totaled R$9,159 and R$7,720 in the nine-month periods ended September 30, 2020 and 2019, respectively.

Lease agreement with UNIVAÇO Patrimonial Ltda.

On July 14, 2016, UNIVAÇO Patrimonial Ltda., an entity controlled by the shareholder Nicolau Carvalho Esteves and of which Ms. Rosângela Esteves is the chief executive officer, entered into a lease agreement with UNIVAÇO, a subsidiary of Afya Brazil, pursuant to which UNIVAÇO Patrimonial Ltda. agreed to lease the UNIVAÇO campus to UNIVAÇO, located in the city of Ipatinga, State of Minas Gerais. The lease agreement is adjustable in accordance with the provisions of the lease agreement. The lease agreement is for an initial term of 20 years and is renewable for an additional 20 years subject to the provisions of the lease agreement. The lease payments in connection with this lease agreement totaled R$2,177and R$2,090 in the nine-month periods ended September 30, 2020 and 2019, respectively.

F-21

Afya Limited Notes to the unaudited interim condensed consolidated financial statements September 30, 2020 and 2019 Expressed in thousands of Brazilian reais, unless otherwise stated

Lease agreement with IESVAP Patrimonial Ltda.

On April 25, 2018, IESVAP Patrimonial Ltda., an entity controlled by the shareholder Nicolau Carvalho Esteves and of which Mr. Renato Esteves is an executive officer, entered into a lease agreement with IESVAP, a subsidiary of Afya Brazil, pursuant to which IESVAP Patrimonial Ltda. agreed to lease the IESVAP campus to IESVAP located in the city of Parnaíba, State of Piauí. The lease agreement is for an amount equal to 7.5% of the monthly net revenue of IESVAP during the prior fiscal year. The lease agreement is for an initial term of 20 years and is renewable for an additional 20 years subject to the provisions of the lease agreement. The lease payments in connection with this lease agreement totaled R$2,844 and R$1,900 in the nine-month periods ended September 30, 2020 and 2019, respectively.

Key management personnel compensation

Key management personnel compensation comprised the following:

	September 30, 2020	September 30, 2019
	(unaudited)	(unaudited)
Short-term employee benefits	7,915	1,908
Share-based compensation plan	12,536	8,364
	20,451	10,272

Compensation of the Company’s key management includes short-term employee benefits comprised by salaries, labor and social charges, and other ordinary short-term employee benefits. The amounts disclosed in the table are the amounts recognized as an expense in general and administrative expenses during the reporting period related to key management personnel. The executive officers participate in the share-based compensation plans described in Note 15(b).

F-22

Afya Limited Notes to the unaudited interim condensed consolidated financial statements September 30, 2020 and 2019 Expressed in thousands of Brazilian reais, unless otherwise stated

9	Investment in associate

In connection with the corporate reorganization, described in Note 1 regarding the merger of BR Health, the Company acquired a 30% interest in UEPC, a medical school located in the Federal District, that offers higher education and post-graduate courses, both in person and long-distance learning. The Company’s interest in UEPC is accounted for using the equity method.

The following table illustrates the summarized financial information of the Company’s investment in UEPC:

	September 30, 2020	December 31, 2019
	(unaudited)

Current assets	36,102	26,762
Non-current assets	83,964	77,031
Current liabilities	(21,974)	(29,328)
Non-current liabilities	(68,612)	(66,294)
Equity	29,480	8,171
Company’s share in equity – 30%	8,844	2,451
Goodwill	43,183	43,183
Carrying amount of the investment	52,027	45,634

	September 30, 2020	September 30, 2019
	(unaudited)	(unaudited)
Net revenue	89,491	56,880
Cost of services	(37,508)	(30,084)
General and administrative expenses	(26,815)	(17,785)
Finance result	(3,637)	593
Income before income taxes	21,531	9,604
Income taxes expenses	(228)	(463)
Net income for the period	21,303	9,141
Company’s share of income for the period	6,393	1,963

	September 30, 2020	September 30, 2019
	(unaudited)	(unaudited)
Opening balance	45,634	-
Acquisition of interest	-	48,915
Dividends receivable (included in other assets)	-	(67)
Share of income	6,393	1,963
Closing balance	52,027	50,811

F-23

Afya Limited Notes to the unaudited interim condensed consolidated financial statements September 30, 2020 and 2019 Expressed in thousands of Brazilian reais, unless otherwise stated

10	Property and equipment

Cost	Machinery and equipment	Land	Vehicles	Furniture and fixtures	IT equipment	Library books	Laboratories and clinics	Leasehold improvements	Construction in progress	Total
As of December 31, 2018	30,503	2,770	182	11,897	10,243	12,838	597	11,882	10,736	91,648
Additions	7,470	2,563	7	5,586	3,253	955	34	4,260	17,556	41,684
Disposals	-	-	(111)	-	-	-	-	-	-	(111)
Business combinations	3,988	-	103	2,565	2,035	4,096	418	14,541	470	28,216
As of September 30, 2019 (unaudited)	41,961	5,333	181	20,048	15,531	17,889	1,049	30,683	28,762	161,437

As of December 31, 2019	45,378	7,005	707	21,438	15,994	18,139	-	30,911	36,731	176,303
Additions	10,051	673	-	3,098	6,052	768	-	2,629	37,616	60,887
Business combinations	4,535	-	508	2,844	2,177	703	-	8,300	4,675	23,742
As of September 30, 2020 (unaudited)	59,964	7,678	1,215	27,380	24,223	19,610	-	41,840	79,022	260,932

Depreciation
As of December 31, 2018	(9,696)	-	(59)	(4,261)	(4,489)	(7,015)	(27)	(338)	-	(25,885)
Depreciation	(2,852)	-	-	(1,123)	(1,745)	(1,200)	(306)	(823)	-	(8,049)
As of September 30, 2019 (unaudited)	(12,548)	-	(59)	(5,384)	(6,234)	(8,215)	(333)	(1,161)	-	(33,934)

As of December 31, 2019	(14,179)	-	(59)	(5,890)	(6,537)	(8,663)	-	(1,655)	-	(36,983)
Depreciation	(3,503)	-	(77)	(1,394)	(2,948)	(1,506)	-	(1,984)	-	(11,412)
As of September 30, 2020 (unaudited)	(17,682)	-	(136)	(7,284)	(9,485)	(10,169)	-	(3,639)	-	(48,395)

Net book value
As of December 31, 2019	31,199	7,005	648	15,548	9,457	9,476	-	29,256	36,731	139,320
As of September 30, 2020 (unaudited)	42,282	7,678	1,079	20,096	14,738	9,441	-	38,201	79,022	212,537

There were no indications of impairment of property and equipment as of and for the nine-month period ended September 30, 2020.

F-24

Afya Limited Notes to the unaudited interim condensed consolidated financial statements September 30, 2020 and 2019 Expressed in thousands of Brazilian reais, unless otherwise stated

11	Intangible assets and goodwill

	Goodwill	Licenses with indefinite useful life	Trademark	Customer relationships	Software	Education content	Educational platform and software in progress	Total
Cost
As of December 31, 2018	169,535	445,616	-	63,303	8,288	-	1,752	688,494
Additions (i)(ii)	4,030	108,000	-	-	187		5,457	117,674
Business combinations	290,186	150,156	32,111	62,110	-	17,305	2,845	554,713
As of September 30, 2019 (unaudited)	463,751	703,772	32,111	125,413	8,475	17,305	10,054	1,360,881

As of December 31, 2019	459,409	703,772	32,111	125,413	9,389	17,305	14,241	1,361,640
Additions	-	-	-	-	747	-	11,994	12,741
Disposals	-	-	-	-	(460)	-	-	(460)
Business combinations	167,237	370,864	34,875	105,656	3,001	-	361	681,994
As of September 30, 2020 (unaudited)	626,646	1,074,636	66,986	231,069	12,677	17,305	26,596	2,055,915

Amortization
As of December 31, 2018	-	-	-	(2,945)	(3,080)	-	-	(6,025)
Amortization	-	-	(745)	(24,029)	(1,083)	(3,125)	(551)	(29,533)
As of September 30, 2019 (unaudited)	-	-	(745)	(26,974)	(4,163)	(3,125)	(551)	(35,558)

As of December 31, 2019	-	-	(1,150)	(37,872)	(4,536)	(4,876)	(868)	(49,302)
Amortization	-	-	(1,150)	(34,863)	(1,349)	(7,952)	-	(45,314)
Disposals	-	-	-	-	460	-	-	460
As of September 30, 2020 (unaudited)	-	-	(2,300)	(72,735)	(5,425)	(12,828)	(868)	(94,156)

Net book value
As of December 31, 2019	459,409	703,772	30,961	87,541	4,853	12,429	13,373	1,312,338
As of September 30, 2020	626,646	1,074,636	64,686	158,334	7,252	4,477	25,728	1,961,759

(i) The amount of R$4,030 added to goodwill in September 2019 relates to adjustments during the measurement period of the business combination of IESP in respect to amounts to be included as part of the purchase price allocation at acquisition date mainly related to impairment of receivables.

(ii) On August 13, 2019, Afya Brazil entered into a purchase agreement with the shareholders of IPEC - Instituto Paraense de Educação e Cultura Ltda. (“IPEC”) for the acquisition of 100% of IPEC. IPEC was a non-operational postsecondary education institution with governmental authorization to offer on-campus post-secondary undergraduate courses in medicine in the State of Pará, that commenced its operation on September 2019. Prior to the acquisition date, IPEC has no significant assets and liabilities. The purchase price of R$ 108,000 is comprised of: i) R$ 54,000 paid in cash on the acquisition date; ii) R$27,000 paid on August 13, 2020; and R$ 27,000 is payable on August 13, 2021, and adjusted by the CDI rate.

F-25

Afya Limited Notes to the unaudited interim condensed consolidated financial statements September 30, 2020 and 2019 Expressed in thousands of Brazilian reais, unless otherwise stated

Impairment testing of goodwill and intangible assets with indefinite lives

The Company performed its annual impairment test in December and when circumstances indicated that the carrying value may be impaired. The Company’s impairment test for goodwill and intangible assets with indefinite lives is based on value-in-use calculations. The key assumptions used to determine the recoverable amount for the different cash generating units were disclosed in the annual consolidated financial statements for the year ended December 31, 2019.

There were no indications of impairment of goodwill and intangible assets with indefinite lives for the nine-month period ended September 30, 2020.

Other intangible assets

For the nine-month period ended September 30, 2020, there were no indicatives that the Company’s intangible assets with finite useful lives might be impaired.

12	Financial assets and financial liabilities

12.1	Financial assets

Financial assets	September 30, 2020	December 31, 2019
	(unaudited)
At amortized cost
Cash and cash equivalents	1,065,232	943,209
Restricted cash	12,957	16,841
Trade receivables	242,255	135,240
Total	1,320,444	1,095,290
Current	1,307,203	1,083,436
Non-current	13,241	11,854

Derivatives not designated as hedging instruments
Cross-currency interest rate swaps	11,489	-
Total	11,489	-
Current	11,489	-
Non-current	-	-

12.1	Financial liabilities

Financial liabilities	September 30,2020	December 31, 2019
	(unaudited)
At amortized cost
Trade payables	32,453	17,628
Loans and financing	160,256	60,357
Lease liabilities	412,685	284,515
Accounts payable to selling shareholders	362,261	300,237
Notes payable	76,627	-
Advances from customers	44,368	36,860
Total	1,088,650	699,597
Current	424,803	262,671
Non-current	663,847	436,926

Derivatives not designated as hedging instruments
Cross-currency interest rate swaps	-	757
Total	-	757
Current	-	757
Non-current	-	-
F-26

Afya Limited Notes to the unaudited interim condensed consolidated financial statements September 30, 2020 and 2019 Expressed in thousands of Brazilian reais, unless otherwise stated

12.2.1	Loans and financing

Financial institution	Currency	Interest rate	Maturity – up to	September 30, 2020	December 31, 2019
				unaudited
Itaú Unibanco S.A. (d)	Euro	1.01% p.y.	2020	38,817	52,959
Itaú Unibanco S.A.	Brazilian real	15.66% p.y up to 16.21% p.y.	2020	-	648
FINEP (c)	Brazilian real	TJLP p.y.	2027	6,734	6,750
Banco da Amazônia S.A. (b)	Brazilian real	3.56% p.y up to 5.05% p.y.	2028	6,859	-
BNDES (b)	Brazilian real	10.03% p.y.	2024	452	-
CEF (b)	Brazilian real	10.03% p.y.	2024	6,500	-
Banco Votorantim (a)	Brazilian real	1.65% p.y.	2021	100,894	-
				160,256	60,357
Current				143,081	53,607
Non-current				17,175	6,750

(a)	On July 3, 2020, Afya Brazil entered into a loan agreement with Banco Votorantim S.A. in the amount of R$ 100,000 adjusted by the CDI rate plus an interest rate of 1.65% per year and is repayable at maturity on July 5, 2021.

(b)	On May 5, 2020, as a result of the acquisition of UniSL, the Company assumed loans agreements with Banco da Amazônia S.A. which has an interest rate of 3.56% to 5.05% per year and maturity for July 2028, BNDES which has an interest rate of 10.03% per year and maturity in 2024 and Caixa Econômica Federal (CEF) which has an interest rate of 10.03% per year and maturity in January 2024.

(c)	On July 23, 2019, Medcel entered into a loan of R$ 16,153 with Financiadora de Estudos e Projetos (“FINEP”), a governmental agency focused on financing investments on R&D, which has an interest rate based on TJLP (Long term interest rate), 2019 and maturity in 2027. The first tranche of R$ 6,734 was drawdown in October 2019 in order to develop the Medical web series. There is no financial covenant related to this agreement. The loan is guaranteed by bank warranty in the amount of R$ 6,734.

(d)	On November 16, 2018, Afya Brazil entered into a euro-denominated loan agreement with Itaú Unibanco S.A. in the amount of R$ 74,980 (equivalent to €17,500). The loan accrues interest at 1.01% per annum and is repayable in three equal installments on November 18, 2019, May 18, 2020 and November 12, 2020. The loan agreement contains a financial covenant requiring Afya Brazil to maintain a Net Debt to EBITDA ratio less or equal to: 2.2x at end of 2018 and 2019 and 1.8x at the end of 2020. The Company is in compliance with the financial ratio at September 30, 2020. The loan is guaranteed by financial investments, classified as restricted cash, in the amount of R$ 10,902 as of September 30, 2020 (R$14,788 as of December 31, 2019), as disclosed in Note 6. This loan was settled on November 12, 2020.

On November 21, 2018, Afya Brazil entered into cross-currency interest rate swaps in order to mitigate the foreign exchange exposure related to a loan denominated in Euros. The swap agreements are comprised of derivative assets to swap the foreign exchange exposure (Euros to Brazilian real) and derivative liabilities for the interest rate swap (1.01% p.y. to 128% of CDI). The swap agreements have three maturities on November 18, 2019, May 18, 2020 and November 12, 2020.

F-27

Afya Limited Notes to the unaudited interim condensed consolidated financial statements September 30, 2020 and 2019 Expressed in thousands of Brazilian reais, unless otherwise stated

The table below summarizes the notional and fair value amounts of the swap agreements as of September 30, 2020 and December 31, 2019.

		Fair value
Cross-currency interest rate swap agreements	Principal amount (notional)*	September 30, 2020	December 31, 2019
		(unaudited)
Asset position: Euros + 1.01% p.y.	24,378	38,762	53,045
Liability position: 128% of CDI	(24,378)	(27,273)	53,802
Net position		11,489	(757)
Current assets (liabilities)		11,489	(757)
Non-current assets (liabilities)		-	-

* The outstanding notional amount in Euros was 5,689 thousand.

12.2.2. Leases

The Company adopted IFRS 16 using the modified retrospective method of adoption with the date of initial application of January 1, 2019. The Company has lease contracts for properties. The maturity of the lease contracts generally has lease terms between 5 and 30 years. There are no sublease and variable payments in-substance lease agreements in the period. The incremental borrowing rate as at September 30, 2020 was from 8.8% up to 11.8%.

Set out below are the carrying amounts of right-of-use assets and lease liabilities and the movements in the nine-month periods ended September 30, 2020 and 2019:

	Right-of-use assets	Lease liabilities
As at January 1, 2019	212,360	212,360
Additions	13,140	13,140
Business combinations	61,145	61,365
Depreciation expense	(13,121)	-
Interest expense	-	23,337
Payments of lease liabilities	-	(27,811)
As at September 30, 2019 (unaudited)	273,524	282,391

As at December 31, 2019	274,275	284,515
Additions	49,401	49,401
Remeasurement	33,981	33,981
Business combinations	53,192	53,192
Depreciation expense	(21,003)	-
Interest expense	-	32,123
Payments of lease liabilities	-	(40,527)
As at September 30, 2020 (unaudited)	389,846	412,685

As at December 31, 2019
Current		22,693
Non-current	274,275	261,822
As at September 30, 2020
Current		56,628
Non-current	389,846	356,057

The Company recognized lease expense from short-term leases and low-value assets of R$ 1,615 for the nine-month period ended September 30, 2020 (R$ 2,982 for the nine-month period ended September 30, 2019).

F-28

Afya Limited Notes to the unaudited interim condensed consolidated financial statements September 30, 2020 and 2019 Expressed in thousands of Brazilian reais, unless otherwise stated

12.2.3	Accounts payable to selling shareholders

	September 30, 2020	December 31, 2019
	(unaudited)
Acquisition of IESP (a)	77,176	75,450
Acquisition of FADEP (b)	-	18,745
Acquisition of FASA (c)	68,020	105,306
Acquisition of IPEMED (d)	38,441	45,646
Acquisition of IPEC (e)	28,174	55,090
Acquisition of UniRedentor (f)	97,314	-
Acquisition of UniSL (g)	53,136	-
	362,261	300,237
Current	138,627	131,883
Non-current	223,634	168,354

	September 30, 2020	September 30, 2019
	(unaudited)	(unaudited)
Opening balance	300,237	177,730
Payments	(95,406)	(27,962)
Additions	-	54,000
Interest	9,292	11,195
Business combinations	148,138	147,560
Closing balance	362,261	362,523

(a)	On November 27, 2018, Afya Brazil acquired 80% of IESP and the amounts of (i) R$8,906 was paid in February 2019, and (ii) R$106,200 is payable in three equal installments of R$35,400, each adjusted by the CDI rate through the payment date. The first and second installments were paid in November 2019 and 2020, respectively, and the remaining installment is due by the end of the third year from the transaction closing date.

(b)	On December 5, 2018, Afya Brazil acquired 100% of FADEP and the amount of R$52,846 is payable in three equal installments of R$17,615, each adjusted by the SELIC rate through the payment date and due semiannually from the transaction closing date. The first installment was paid in June 2019, the second installment was paid in December 2019, and the last installment was paid in June 2020.

(c)	On April 3, 2019, Afya Brazil acquired 90% of FASA and R$ 39,695 was paid in April 2020, R$ 29,770 is payable in April 2021, and R$ 29,770 is payable in April 2022; each adjusted by the IPCA rate + 4.1% per year.

(d)	On May 9, 2019, Afya Brazil acquired 100% of IPEMED and R$ 45,303 is payable in five equal installments of R$ 9,061, adjusted by the CDI rate, and due annually in February 2020, 2021, 2022, 2023 and 2024.

(e)	On August 13, 2019, Afya Brazil acquired 100% of IPEC and R$54,000 was paid in cash on the transaction closing date, and (ii) R$54,000 is payable in two equal installments, adjusted by the CDI rate, and due annually at the end of the first and the second year from the transaction closing date.

(f)	On January 31, 2020, Afya Brazil acquired 100% of UniRedentor and R$ 114,607 was paid in cash on the transaction closing date, and the original amount of R$100,000 is payable in five equal installments from January 2021 through July 2024, adjusted by the CDI rate. The purchase consideration was adjusted by R$4,502 and such amount will be deducted from the first installment due in January 2021.

F-29

Afya Limited Notes to the unaudited interim condensed consolidated financial statements September 30, 2020 and 2019 Expressed in thousands of Brazilian reais, unless otherwise stated

(g)	On May 5, 2020, Afya Brazil acquired 100% of UniSL. The purchase consideration is R$201,521, of which: R$ 141,065 was paid in cash on the transaction closing date, and R$ 60,456 is payable in three equal installments through 2023, adjusted by the CDI rate. The purchase consideration was adjusted by R$7,816 and such amount will be deducted from the first installment due in May 2021.

12.2.4	Notes payable

With the acquisition of UniSL, Afya Brazil assumed notes payable regarding the previous acquisition of a portion of the operations of Universidade Luterana do Brasil (ULBRA) by UniSL in auction by the end of 2018. Two of the UniSL campuses, located in the cities of Ji-Paraná and Porto Velho in the State of Rondônia, were acquired in such transaction. As at September 30, 2020, notes payable of R$76,627, has a final maturity in 2023 and is adjusted by 100% of IPCA-E.

Set out below are the carrying amount of notes payable and the movements during the period:

Notes payable

As at January 1, 2020	-
Business combination	80,526
Payments	(3,847)
Monetary indexation*	(52)
As at September 30, 2020 (unaudited)	76,627
Current liabilities	9,646
Non-current liabilities	66,981

*For the period ended September 30, 2020, there was a negative IPCA-E inflation.

12.3	Fair values

The table below is a comparison of the carrying amounts and fair values of the Company’s financial instruments, other than those carrying amounts that are reasonable approximation of fair values:

	September 30, 2020		December 31, 2019
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets	(unaudited)
Restricted cash	12,957	12,957	16,841	16,841
Trade receivables (non-current)	11,186	11,186	9,801	9,801
Derivatives	11,489	11,489	-	-
Total	35,632	35,632	26,642	26,642

Financial liabilities
Loans and financing	160,256	160,206	60,357	60,443
Lease liabilities	412,685	412,685	284,515	284,515
Accounts payable to selling shareholders	362,261	362,261	300,237	300,237
Notes payable	76,627	76,627	-	-
Derivatives	-	-	757	757
Total	1,011,829	1,011,779	645,866	645,952

The Company assessed that the fair values of cash and cash equivalents, current trade receivables and other current assets, trade payables, advances from customers and other current liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.

F-30

Afya Limited Notes to the unaudited interim condensed consolidated financial statements September 30, 2020 and 2019 Expressed in thousands of Brazilian reais, unless otherwise stated

Derivatives not designated as hedging instruments are recorded at fair value.

The fair value of interest-bearing borrowings and loans are determined by using the DCF method using discount rate that reflects the issuer’s borrowing rate as at the end of the reporting period. The own non-performance risk at September 30, 2020 was assessed to be insignificant.

12.4	Financial instruments risk management objectives and policies

The Company’s principal financial liabilities, other than derivatives, comprise loans and financing, accounts payable to selling shareholders, notes payable, trade payables and advances from customers. The main purpose of these financial liabilities is to finance the Company’s operations. The Company’s principal financial assets include trade receivables, cash and cash equivalents and financial investments classified as restricted cash that derive directly from its operations. The Company has also entered into derivative transactions to protect its exposure to foreign currency risk.

The Company is exposed to market risk, credit risk and liquidity risk. The Company monitors market, credit and operational risks in line with the objectives in capital management and counts with the support, monitoring and oversight of the Board of Directors in decisions related to capital management and its alignment with the objectives and risks. The Company’s policy is that no trading of derivatives for speculative purposes may be undertaken. The Board of Directors reviews and agrees policies for managing each of these risks, which are summarized below.

12.4.1	Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company’s exposure to market risk is related to interest rate risk and foreign currency risk.

The sensitivity analysis in the following sections relate to the position as at September 30, 2020.

(i) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s cash equivalents and financial investments classified as restricted cash with floating interest rates and accounts payable to selling shareholders.

F-31

Afya Limited Notes to the unaudited interim condensed consolidated financial statements September 30, 2020 and 2019 Expressed in thousands of Brazilian reais, unless otherwise stated

Sensitivity analysis

The following table demonstrates the sensitivity to a reasonably possible change in interest rates on cash equivalents, restricted cash, derivatives, loans and financing and accounts payable to selling shareholders and notes payable. With all variables held constant, the Company’s income before income taxes is affected through the impact on floating interest rates, as follows:

				Increase / decrease in basis points
	September 30, 2020 (unaudited)
		Index – % per year	Base rate
				+75	-75	+150	-150

Cash equivalents	956,931	79.5% CDI	14,600	7,177	(7,177)	14,354	(14,354)
Restricted cash	12,957	71.7% CDI	191	97	(97)	194	(194)
Swap – liability position	(27,273)	128% CDI	(663)	(205)	205	(409)	409
Loans and financing	(6,734)	TJLP	(306)	(51)	51	(101)	101
Accounts payable to selling shareholders	(77,176)	CDI	(1,466)	(579)	579	(1,158)	1,158
Accounts payable to selling shareholders	(38,441)	CDI	(730)	(288)	288	(577)	577
Accounts payable to selling shareholders	(68,020)	IPCA + 4.1%	(4,299)	(510)	510	(1,020)	1,020
Accounts payable to selling shareholders	(28,174)	CDI	(535)	(211)	211	(423)	423
Accounts payable to selling shareholders	(97,314)	CDI	(1,849)	(730)	730	(1,460)	1,460
Accounts payable to selling shareholders	(53,136)	CDI	(1,010)	(399)	399	(797)	797
Notes payable	(76,627)	IPCA	(1,701)	(575)	575	(1,149)	1,149

(ii)    Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. The Company’s exposure to the risk of changes in foreign exchange rates relates to the loan denominated in Euros in the amount of R$38,817 as of September 30, 2020 (December 31, 2019: R$52,959) and cash equivalents denominated in U.S. dollars in the amount of R$75,970 as of September 30, 2020 (December 31, 2019: R$2,529).

The Company manages its foreign currency risk by entering in cross-currency interest rate swap agreement to mitigate its exposure to the loan denominated in Euros with the same notional amount and loan’s maturities.

Foreign currency sensitivity

The following table demonstrates the sensitivity in the Company’s income before income taxes of a 10% change in the Euro exchange rate of R$ 6.6132 to Euro 1.00 and U.S. dollar exchange rate of R$ 5.6407 to US$ 1.00 as of September 30, 2020, with all other variables held constant.

	Exposure	+10%	-10%
As of September 30, 2020
Cash equivalents	75,970	7,597	(7,597)
Loans and financing	(38,817)	(3,882)	3,882
	37,153	3,715	(3,715)

F-32

Afya Limited Notes to the unaudited interim condensed consolidated financial statements September 30, 2020 and 2019 Expressed in thousands of Brazilian reais, unless otherwise stated

12.4.2	Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Company is exposed to credit risk from its operating activities (primarily trade receivables) and from its financing activities, including cash and cash equivalents and restricted cash.

Customer credit risk is managed by the Company based on the established policy, procedures and control relating to customer credit risk management. Outstanding customer receivables are regularly monitored. See Note 7 for additional information on the Company’s trade receivables.

Credit risk from balances with banks and financial institutions is management by the Company’s treasury department in accordance with the Company’s policy. Investments of surplus funds are made only with approved counterparties and within limits assigned to each counterparty.

The Company’s maximum exposure to credit risk for the components of the statement of financial position at September 30, 2020 and December 31, 2019 is the carrying amounts of its financial assets.

12.4.3	Liquidity risk

The Company’s Management has responsibility for monitor liquidity risk. In order to achieve the Company’s objective, Management regularly reviews the risk and maintains appropriate reserves, including bank credit facilities with first tier financial institutions. Management also continuously monitors projected and actual cash flows and the combination of the maturity profiles of the financial assets and liabilities.

The main requirements for financial resources used by the Company arise from the need to make payments for suppliers, operating expenses, labor and social obligations, loans and financing, accounts payable to selling shareholders and notes payable.

The tables below summarize the maturity profile of the Company’s financial liabilities based on contractual undiscounted amounts:

As of September 30, 2020 (unaudited)	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Trade payables	32,453	-	-	-	32,453
Loans and financing	43,434	114,437	4,305	3,797	165,973
Lease liabilities	60,526	120,219	113,883	679,280	973,908
Accounts payable to selling shareholders	143,626	166,399	77,275	-	387,300
Notes payable	9,796	28,446	43,701	-	81,943
Advances from customers	44,368	-	-	-	44,368
	334,203	429,501	239,164	683,077	1,685,945

As of December 31, 2019	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Trade payables	17,628	-	-	-	17,628
Loans and financing	54,507	3,537	2,517	1,926	62,487
Lease liabilities	44,139	81,326	76,013	502,831	704,309
Accounts payable to selling shareholders	137,608	182,535	12,072	-	332,215
Advances from customers	36,860	-	-	-	36,860
Derivatives	757	-	-	-	757
	291,499	267,398	90,602	504,757	1,154,256

F-33

Afya Limited Notes to the unaudited interim condensed consolidated financial statements September 30, 2020 and 2019 Expressed in thousands of Brazilian reais, unless otherwise stated

12.5	Changes in liabilities arising from financing activities

	January 1, 2020	Payments	Additions	Interest	Foreign exchange movement	Business combinations	Other	September 30, 2020 (unaudited)
Loans and financing	60,357	(106,019)	100,911	6,921	23,358	74,728	-	160,256
Lease liabilities	284,515	(40,527)	49,401	32,123	-	53,192	33,981	412,685
Dividends payable	-	(8,622)	8,622	-	-	-	-	-
Total	344,872	(155,168)	158,934	39,044	23,358	127,920	33,981	572,941

	January 1, 2019	Payments	Additions	Interest	Foreign exchange movement	Business combinations	Other	September 30, 2019 (unaudited)
Loans and financing	77,829	(43,094)	-	3,447	923	43,087	-	82,192
Lease liabilities	212,360	(27,811)	13,140	23,337	-	61,365	-	282,391
Dividends payable	4,107	(47,964)	49,295	-	-	-	(4,107)	1,331
Total	294,296	(118,869)	62,435	26,784	923	104,452	(4,107)	365,914

F-34

Afya Limited Notes to the unaudited interim condensed consolidated financial statements September 30, 2020 and 2019 Expressed in thousands of Brazilian reais, unless otherwise stated

13	Fair value measurement

The following table provides the fair value measurement hierarchy of the Company’s assets and liabilities as of September 30, 2020 and December 31, 2019.

	Fair value measurement
	Total	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
September 30, 2020 (unaudited)
Assets measured at fair value:
Derivative financial assets
Cross-currency interest rate swaps	11,489	-	11,489	-
Assets for which fair values are disclosed
Restricted cash	12,957	-	12,957	-
Trade receivables (non-current)	11,186	-	11,186	-
Liabilities for which fair values are disclosed
Loans and financing	(160,206)	-	(160,206)	-
Lease liabilities	(412,685)	-	(412,685)	-
Accounts payable to selling shareholders	(362,261)	-	(362,261)	-
Notes payable	(76,627)	-	(76,627)	-
	Fair value measurement
	Total	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
December 31, 2019
Liabilities measured at fair value:
Derivative financial liabilities
Cross-currency interest rate swaps	(757)	-	(757)	-
Assets for which fair values are disclosed
Restricted cash	16,841	-	16,841	-
Trade receivables (non-current)	9,801	-	9,801	-
Liabilities for which fair values are disclosed
Loans and financing	(60,443)	-	(60,443)	-
Lease liabilities	(284,515)	-	(284,515)	-

Accounts payable to selling shareholders	(300,237)	-	(300,237)	-

14	Capital management

For the purposes of the Company’s capital management, capital considers total equity. The primary objective of the Company’s capital management is to maximize the shareholder value.

The Company manages its capital structure and makes adjustments in light of changes in economic conditions and to maintain and adjust the capital structure, the Company may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. The Company monitors capital using net debt and total equity. The

F-35

Afya Limited Notes to the unaudited interim condensed consolidated financial statements September 30, 2020 and 2019 Expressed in thousands of Brazilian reais, unless otherwise stated

Company includes within net debt, loans and financing, lease liabilities, accounts payable to selling shareholders and notes payable less cash and cash equivalents and restricted cash.

	September 30, 2020	December 31, 2019
	(unaudited)

Loans and financing	160,256	60,357
Lease liabilities	412,685	284,515
Accounts payable to selling shareholders	362,261	300,237
Notes payable	76,627	-
Less: cash and cash equivalents	(1,065,232)	(943,209)
Less: restricted cash	(12,957)	(16,841)
Net debt	(66,360)	(314,941)
Total equity	2,763,881	2,113,726
Total equity and net debt	2,697,521	1,798,785

No changes were made in the objectives, policies or processes for managing capital during the nine-month period ended September 30, 2020.

15	Labor and social obligations

 a) Variable compensation (bonuses)

The Company recorded bonuses related to variable compensation of employees and management in cost of services and general and administrative expenses in the amount of R$ 8,873 and R$3,790 in the nine-month periods ended September 30, 2020 and 2019, respectively.

b.1) Share-based compensation plans exercised in 2019

The fair value of the stock options was estimated at the grant date using the Monte Carlo pricing model for Afya Brazil and Black & Scholes pricing model for the Guardaya’s plan, taking into account the terms and conditions on which the stock options were granted. The exercise price of the stock options granted was monetarily adjusted by the CDI rate. The Company accounted for the stock options plan as an equity-settled plan.

The stock options granted in June 2018 had the following vesting periods after the grant date: 10% after 90 days, 15% after 12 months, 25% after 24 months, 25% after 36 months and 25% after 48 months.

The stock options granted in February 2019 had the following vesting periods after the grant date: 10% after 90 days, 15% after 15 months, 25% after 27 months, 25% after 39 months and 25% after 51 months.

The Guardaya’s stock options had the following vesting periods: 10% after 1 year, 15% after 2 years, 25% after 3 years and 50% after 4 years.

The stock options vest immediately at the following liquidity events: (i) an IPO, (ii) changes in the Company’s control group; and (iii) sale of Crescera’s interest on Afya Brazil. On July 18, 2019, Afya Limited completed its IPO and the stock options became vested and was fully exercised on July 31,2019 at Afya Limited.

F-36

Afya Limited Notes to the unaudited interim condensed consolidated financial statements September 30, 2020 and 2019 Expressed in thousands of Brazilian reais, unless otherwise stated

The following table list the inputs to the model used to determine the fair value of the stock options:

	05/15/2018	02/07/2019	03/29/2019*

Weighted average fair value at the measurement date	R$ 366.16	R$529.12	R$684.22
Dividend yield (%)	0.0%	0.0%	0.0%
Expected volatility (%)	49.5%	45.5%	43.7%
Risk-free interest rate (%)	7.7%	7.6%	7.2%
Expected life of stock options (years)	4.0	4.0	4.0
Weighted average share price	R$254.13	R$ 368.41	R$ 213.35
Model used	Monte Carlo	Monte Carlo	Black & Scholes

*After the corporate reorganization described in Note 1, the options originally granted under the Guardaya’s plan granted on August 10, 2018 were remeasured at fair value and included in Afya Brazil’s plan with no changes to the previous terms and conditions other than the shares subject to such options granted and, consequently, the number of stock and exercise price of the shares as per the share exchange ratio applied on the corporate reorganization.

In September 2019, as a result of the IPO and the options became vested, the Company had a capital increase through the issuance of 1,842,428 Class A common shares in the amount of R$ 17,627 related to the exercise of the stock options.

The share-based compensation expense recognized in general and administrative expenses in the statement of income in the nine-month period ended September 30, 2019 was R$ 7,074.

The following table illustrates the number and movements in stock options during the year ended December 31, 2019:

Number of stock options
Outstanding at January 1, 2019	1,291,248
Granted	293,860
Forfeited	-
Addition of Guardaya’s plan	257,320
Exercised	(1,842,428)
Expired	-
Outstanding at December 31, 2019	-

The number of common shares outstanding from Afya Brazil was retrospectively adjusted in the proportion of 1:28 due to the contribution of the shareholders of Afya Brazil into Afya in a one-to-28 exchange for the shares of Afya Brazil contributed to Afya, which did not result in changes on the arrangements of the plans.

F-37

Afya Limited Notes to the unaudited interim condensed consolidated financial statements September 30, 2020 and 2019 Expressed in thousands of Brazilian reais, unless otherwise stated

b.2) Afya Limited share-based compensation plan

The stock options approved on August 30, 2019 as a result of the IPO will govern the issuance of equity incentive awards with respect to Company’s Class A common shares. On September 2, 2019 and September 25, 2019, the Company granted 2,306,214 and 58,000 stock options, respectively. The fair value of the stock options was estimated at the grant date using the Binomial pricing model, taking into account the terms and conditions on which the stock options were granted. The exercise price of the stock options granted is monetarily adjusted by the CDI rate. The Company accounts for the stock options plan as an equity-settled plan.

The stock options will vest in five installments of 20% per year, starting on May 1 of the year following the date of execution of the option agreement with each beneficiary.

On March 19, 2020, 230,000 additional stock options were granted, with an exercise price of US$19.00 each. These stock options will vest in four annual installments, representing each, respectively, 25% of the total stock options granted to such option holder.

On July 29, 2020, the board of directors approved a change in the strike price of the current share-based compensation plan. The strike price is now measured in Brazilian Reais (where the Company’s operations are located and valuated) adjusted by CDI rate instead of U.S. dollar adjusted by T-Bond. Furthermore, the first tranche had its vesting period extended from May 2020 to May 2021, including one year lock-up period after the vesting period. This change was assessed as a modification by the Company and was accounted for in accordance with IFRS 2.

As result, the expense related to the share-based payment of the Company reflects the cost of the original award at grant date over the vesting period plus the incremental fair value of the repriced options at modification date (R$15.94 average per option) over the vesting period of the options.

On August 17, 2020, 127,000 additional stock options were granted, with an exercise price of R$74 and R$122. These stock options will vest in from 3 to 5 annual installments.

The share-based compensation expense recognized in general and administrative expenses in the statement of income for the nine-month period ended September 30, 2020 was R$24,649 (R$2,790 in the nine-month period ended September 30, 2019).

The following table illustrates the number and movements in stock options during the period:

Number of stock options
Outstanding at January 1, 2020	2,364,214
Granted	357,000
Forfeited	(224,361)
Exercised	-
Expired	-
Outstanding at September 30, 2020 (unaudited)	2,496,853

F-38

Afya Limited Notes to the unaudited interim condensed consolidated financial statements September 30, 2020 and 2019 Expressed in thousands of Brazilian reais, unless otherwise stated

The following table list the inputs to the model used to determine the original fair value of the stock options granted in March 2020 and September 2019:

	March 2020	September 2019
Strike price at the measurement date	US$ 19.00	US$ 19.00
Dividend yield (%)	0.0%	0.0%
Expected volatility (%)	39.7%	38.9%
Risk-free interest rate (%)	0.8%	1.4%
Expected life of stock options (years)	4.0	5.0
Share price at the measurement date	US$ 16.30	US$ 21.90
Model used	Binomial	Binomial
Weighted average fair value at the measurement date	US$ 3.94	US$ 6.55

On July 29, 2020 the stock options plans granted in September 2019 and March 2020 was remeasured considering the new strike price in Brazilian Reais. The strike price was previously measured at US$ 19.00 adjusted by T-Bond rates. The average incremental fair value, as result of the modification, was R$ 15.94 per option. The following table list the inputs to the model used to determine the incremental fair value of the stock options as result of the modification:

	Modified plan	Original plan (*)
Strike price at the measurement date	R$ 74.38	R$ 99.09
Dividend yield (%)	0.0%	0.0%
Expected volatility (%)	42% - 75%	42% - 76%
Risk-free interest rate (%)	4.0% - 6.3%	0.2% - 0.4%
Expected life of stock options (years)	1 – 4	1 – 4
Share price at the measurement date	R$ 133.68	R$ 133.68
Model used	Binomial	Binomial
Weighted average fair value at the measurement date	R$ 73.06	R$ 57.12

(*) The strike price of the original plan was based in U.S. dollars.

The following table list the inputs to the model used to determine the fair value of the stock options granted on August 17, 2020, which has been granted in line with the modified plan on July 29, 2020:

August 2020
Strike price at the measurement date	R$74 – R$122
Dividend yield (%)	0.0%
Expected volatility (%)	42% - 75%
Risk-free interest rate (%)	5.4% - 7.4%
Expected life of stock options (years)	3 – 5
Share price at the measurement date	R$ 136.40
Model used	Binomial
Weighted average fair value at the measurement date	R$ 66.74

F-39

Afya Limited Notes to the unaudited interim condensed consolidated financial statements September 30, 2020 and 2019 Expressed in thousands of Brazilian reais, unless otherwise stated

16  Equity

a.	Share capital

As of September 30, 2020, the Company’s share capital was R$ 17 (R$ 17 as of December 31, 2019) represented by 93,146,731 shares comprised by 45,112,416 class A common shares and 48,034,315 class B common shares (89,744,275 shares comprised by 31,814,690 class A common shares and 57,929,585 class B common shares as of December 31, 2019).

In 2020, the Company issued 3,260,480 of the Class A common shares through the public equity offering, as described in Note 1. In addition, on July 20, 2020, the Company's paid in capital was increased by R$17,531 in connection with issuance of 141,976 Class A common shares as described in Note 4(c).

b.	Afya Brazil

Prior to the completion of Afya’s IPO in July 2019, Afya Brazil was the predecessor of Afya. As such, the consolidated financial statements reflect the operating results of Afya Brazil prior to the reorganization, including the following equity transactions:

On March 8, 2019, the shareholders of Afya Brazil approved a renounce of dividends for the year ended December 31, 2016 of R$4,107; and an increase of capital through the issuance of 37,200 common shares, in the amount of R$ 0.01, subscribed entirely by the shareholders BR Health and certain members of the Esteves Family.

On March 12, 2019, the shareholders of Afya Brazil approved amongst other matters: (i) the change in its legal name to Afya Participações S.A.; (ii) a capital increase through the issuance of 156,337 common shares, in the amount of R$ 150,000, subscribed entirely by BR Health; and (iii) the propose to repurchase 160,000 common shares issued by the Company, at the acquisition price of R$ 206.25 per share, in the total amount of R$33,001, all held by the shareholder Nicolau Carvalho Esteves. The Company's common shares object of the repurchase approved were immediately canceled by the Company, without reduction of its share capital.

On March 29, 2019, Afya Brazil issued 378,696 common shares to the shareholders of BR Health and Guardaya, and had a capital increase of R$ 122,062 and an additional paid-in capital of R$ 137,051.

In June 2019, Afya Brazil’s shareholders approved an increase of capital through the issuance of 157,202 common shares in exchange of the acquisitions of FASA, IESP and Univaço minority interests, in the total amount of R$ 24,310.

On June 18, 2019, the shareholders of Afya Brazil approved an increase of capital through the issuance of 27,211 common shares in exchange of the acquisition of an addition 15% interest at UEPC, in the total amount of R$ 24,458, subscribed entirely by the shareholder Bozano Educacional II Fundo de Investimento em Participações Multiestratégia.

F-40

Afya Limited Notes to the unaudited interim condensed consolidated financial statements September 30, 2020 and 2019 Expressed in thousands of Brazilian reais, unless otherwise stated

In addition to the capital increase related to the acquisition of the non-controlling interests of FASA, IESP and Univaço and the interest in UEPC, the Company had an additional paid-in capital of R$ 36,358.

c.	Dividends

On March 8, 2019, the shareholders of Afya Brazil approved the cancellation of dividends for the year ended December 31, 2016 of R$4,107.

On June 13, 2019, Afya Brazil approved the payment of interim dividends totaling R$ 38,000 to Afya Brazil shareholders of record on June 13, 2019. The dividend amount was determined based on the Afya Brazil’s net income for the five months ended May 31, 2019 and was paid on September 26, 2019. Afya and its public shareholders were not entitled to receive such dividends.

In 2020, CCSI and IESVAP approved the payment of interim dividends totaling R$8,622 of which R$2,936 and R$5,686 was distributed to IESVAP and CCSI’s non-controlling shareholders, respectively. The dividends were already paid.

17	Earnings per share (EPS)

Basic EPS is calculated by dividing net income attributable to the equity holders of the Company by the weighted average number of common shares outstanding during the period.

Diluted EPS is calculated by dividing net income attributable to the equity holders of the parent by the weighted average number of common shares outstanding during the period plus the weighted average number of shares that would be issued on conversion of all potential shares with dilutive effects.

Diluted earnings per share are computed including stock options granted to key management using the treasury shares method when the effect is dilutive. The Company has the stock option plan in the category of potentially dilutive shares

The following table reflects the net income and share data used in the basic and diluted EPS calculations:

	Three-month period ended		Nine-month period ended
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Numerator
Net income attributable to equity holders of the parent	74,832	46,267	235,327	104,119

Denominator
Weighted average number of outstanding shares	93,115,867	86,248,586	92,517,699	86,248,586
Effects of dilution from stock options	1,075,796	612,261	890,386	612,261

Weighted average number of outstanding shares adjusted for the effect of dilution	94,191,663	86,860,847	93,408,085	86,860,847

Basic earnings per share - R$	0.80	0.54	2.54	1.21
Diluted earnings per share - R$	0.79	0.53	2.52	1.20

F-41

Afya Limited Notes to the unaudited interim condensed consolidated financial statements September 30, 2020 and 2019 Expressed in thousands of Brazilian reais, unless otherwise stated

18	Revenue
	Three-month period ended		Nine-month period ended
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Tuition fees	375,508	239,530	992,929	616,104
Other	14,811	8,557	61,604	20,335
Deductions
Granted discounts	(28,400)	(11,166)	(59,148)	(32,625)
Early payment discounts	(7,155)	(2,986)	(20,286)	(4,707)
Returns	(4,130)	(2,335)	(9,319)	(5,585)
Taxes	(11,539)	(8,291)	(34,401)	(19,533)
PROUNI	(29,685)	(16,596)	(75,454)	(44,205)
Net revenue from contracts with customers	309,410	206,713	855,925	529,784
Timing of revenue recognition of net revenue from contracts with customers
Transferred over time (tuition fees and subscriptions)	304,311	202,136	806,275	515,409
Other revenue - Transferred at a point in time	5,099	4,577	49,650	14,375

The Company`s revenue from contracts with customers are all in Brazil. The Company is not subject to the payment of the social integration program tax (Programa de Integração Social, or PIS) and the social contribution on revenues tax (Contribuição para o Financiamento da Seguridade Social, or COFINS) on the sale of under graduation degrees under the PROUNI program.

The following table presents revenue by segment for the nine-month periods ended September 30, 2020 and 2019:

Revenue by segment	Business Unit 1	Business Unit 2	Elimination (inter-segment transactions)	September 30, 2020
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Types of services or goods	718,268	139,276	(1,619)	855,925
Tuition fees	715,365	81,739	-	797,104
Other	2,903	57,537	(1,619)	58,821
Timing of revenue recognition	718,268	139,276	(1,619)	855,925
Transferred over time	715,365	90,910	-	806,275
Transferred at a point in time	2,903	48,366	(1,619)	49,650

Revenue by segment	Business Unit 1	Business Unit 2	Elimination (inter-segment transactions)	September 30, 2019
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Types of services or goods	477,631	56,033	(3,880)	529,784
Tuition fees	476,825	36,031	-	512,856
Other	806	20,002	(3,880)	16,928
Timing of revenue recognition	477,631	56,033	(3,880)	529,784
Transferred over time	476,825	38,584	-	515,409
Transferred at a point in time	806	17,449	(3,880)	14,375

F-42

Afya Limited Notes to the unaudited interim condensed consolidated financial statements September 30, 2020 and 2019 Expressed in thousands of Brazilian reais, unless otherwise stated

19	Expenses and cost by nature

	Three-month period ended		Nine-month period ended
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Cost of services	112,292	87,350	308,226	223,997
General and administrative expenses	104,718	71,260	281,480	162,078
Total	217,010	158,610	589,706	386,075

Payroll	113,908	92,952	318,807	234,585
Depreciation and amortization	26,399	22,262	77,729	50,703
Hospital and medical agreements	8,678	4,661	27,181	10,677
Share-based compensation	10,052	7,955	24,649	9,864
Allowance for doubtful accounts	8,946	4,672	22,899	13,278
Consulting fees	9,600	6,225	19,968	8,711
Maintenance	4,853	1,982	13,879	6,030
Sales and marketing	4,069	2,236	10,973	7,221
Pedagogical services	12,175	1,967	16,812	4,044
Utilities	1,390	1,610	4,222	4,571
Tax expenses	1,377	782	3,447	2,213
Travel expenses	513	1,992	3,337	4,612
Rent	208	1,935	1,615	2,982
Commercial expenses	179	275	1,488	903
Other	14,663	7,104	42,700	25,681
Total	217,010	158,610	589,706	386,075

20	Finance result

	Three-month period ended		Nine-month period ended
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Income from financial investments	3,679	10,702	19,765	13,985
Change in fair value of derivative instruments	2,769	1,628	22,199	-
Interest received	4,142	3,813	9,469	7,728
Foreign exchange gain, net	-	12,673	-	14,531
Other	1,491	836	4,368	1,597
Finance income	12,081	29,652	55,801	37,841

Change in fair value of derivative instruments	-	-	-	(1,181)
Interest expense	(5,196)	(10,059)	(16,161)	(19,932)
Interest expense on lease liabilities	(11,695)	(8,797)	(32,123)	(23,337)
Financial discounts granted	(3,344)	-	(6,048)	(541)
Bank fees	(1,627)	(829)	(4,733)	(1,858)
Foreign exchange loss, net	(1,613)	(923)	(1,613)	(923)
IOF taxes (taxes on financial transactions)	(107)	-	(1,583)	-
Other	(119)	(3,978)	(3,182)	(7,143)
Finance expenses	(23,701)	(24,586)	(65,443)	(54,915)

Finance result	(11,620)	5,066	(9,642)	(17,074)

F-43

Afya Limited Notes to the unaudited interim condensed consolidated financial statements September 30, 2020 and 2019 Expressed in thousands of Brazilian reais, unless otherwise stated

21	Income taxes

Reconciliation of income taxes expense

	Three-month period ended		Nine-month period ended
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Income before income taxes	84,265	54,732	264,219	129,488
Combined statutory income taxes rate - %	34%	34%	34%	34%
Income taxes at statutory rates	(28,650)	(18,609)	(89,834)	(44,026)
Reconciliation adjustments:
Tax effect on income from entities not subject to taxation	(3,255)	4,088	(2,358)	4,088
PROUNI - Fiscal incentive (a)	35,829	22,878	98,956	50,744
Unrecognized deferred tax assets	(10,345)	(4,392)	(26,111)	(12,744)
Presumed profit income tax regime effect (b)	(4,813)	-	(2,653)	-
Other	6,544	(9,713)	4,912	(7,764)
Income taxes expense – current	(4,690)	(5,748)	(17,088)	(9,702)
Effective rate	5.6%	10.5%	6.5%	7.5%

(a)     Some of the Company’s education institutions adhered to PROUNI, established by Law 11,096 / 2005, which is a Brazilian federal program that exempt companies of paying income taxes and social contribution.

(b)     Brazilian tax law establishes that companies that generate gross revenues of up to R$ 78,000 in the prior fiscal year may calculate income taxes as a percentage of gross revenue, using the presumed profit income tax regime. Some of the Company’s non-education subsidiaries (Business Unit 2) adopted this tax regime and the effect of the presumed profit of subsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries.

Deferred income taxes

As of September 30, 2020, the Company had unrecognized deferred income tax assets on temporary differences and tax losses in the amount of R$ 206,741 (tax basis) (R$ 96,627 (tax basis) as of December 31, 2019) which does not have any tax planning opportunities available that could support the recognition of these temporary differences as deferred tax assets. Accordingly, the Company did not recognize deferred tax assets.

22	Insurance contracts and contingencies

a) Insurance contracts

The Company and its subsidiaries have a risk management program with the purpose of delimiting the risks, seeking in the market coverage compatible with its size and operations.

F-44

Afya Limited Notes to the unaudited interim condensed consolidated financial statements September 30, 2020 and 2019 Expressed in thousands of Brazilian reais, unless otherwise stated

b) Legal proceedings and contingencies

The provisions related to labor, civil and taxes proceedings whose likelihood of loss is assessed as probable are as follows:

	Labor	Civil	Total

Balances as of December 31, 2018	2,233	1,232	3,465
Business combinations	2,699	993	3,692
Additions	1,413	838	2,251
Reversals	(1,868)	(1,007)	(2,875)
Balances as of September 30, 2019 (unaudited)	4,477	2,056	6,533

	Labor	Civil	Taxes	Total

Balances as of December 31, 2019	2,501	2,768	-	5,269
Business combinations	2,642	2,040	12,731	17,413
Additions	2,051	1,125	579	3,755
Reversals	(1,212)	(2,636)	-	(3,848)
Balances as of September 30, 2020 (unaudited)	5,982	3,297	13,310	22,589

There are other civil, labor, taxes and social security proceedings assessed by Management and its legal counsels as possible risk of loss, for which no provisions are recognized, as follows:

	September 30, 2020	December 31, 2019
	(unaudited)

Labor	2,629	3,570
Civil	57,516	39,135
Taxes and social security	7,122	7,583
Total	67,267	50,288

The Company has judicial deposits recorded in other assets (non-current) in the amount of R$ 1,269 as of September 30, 2020 (December 31, 2019: R$ 804).

Under the terms of the Share Purchase and Sale Agreements ("Agreements") between the Company and the selling shareholders of the subsidiaries acquired, the Company assesses that the selling shareholders are exclusively responsible for any provisions (including labor, tax and civil), which are or will be the subject of a claim by any third party, arising from the act or fact occurred, by action or omission, prior to or on the closing dates of the acquisitions.

Accordingly, and considering that the provisions for legal proceedings recorded by the Company that result from causes arising from events occurring prior to the closing dates of the acquisitions, any liability for the amounts to be disbursed, in case of their effective materialization in loss, belongs exclusively to the selling shareholders. In this context, the Agreements state that the Company and its subsidiaries are indemnified and therefore exempt from any liability related to said contingent liabilities and, therefore, the provision amounts related to such contingencies are presented in the non-current liabilities and the correspondent amount of R$ 25,130 (December 31, 2019: R$ 6,690) is presented in non-current other assets.

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Afya Limited Notes to the unaudited interim condensed consolidated financial statements September 30, 2020 and 2019 Expressed in thousands of Brazilian reais, unless otherwise stated

23	Non-cash transactions

During the nine-month period ended September 30, 2020 and 2019, the Company carried out non-cash transactions which are not reflected in the statements of cash flows. The main non-cash transactions were the business combination of Guardaya in March 2019 and issuance of shares for the acquisition of PEBMED; and additions and remeasurements of right-of-use assets and lease liabilities.

24	Subsequent events

a) Acquisition of FCMPB

On August 20, 2020, Afya Brazil entered into an agreement for the acquisition of 100% of the total share capital of FCMPB. FCMPB is a post-secondary education institution with government authorization to offer on-campus, undergraduate courses in medicine in the State of Paraíba and medical course represented 99% of its net revenue in 2019. All the conditions precedent were satisfied and the acquisition was closed on November 9, 2020.

The purchase price is R$380,000, of which: (i) 50% is payable in cash on the transaction closing date, and (ii) 50% is payable in cash in four equal installments through 2024, adjusted by the CDI rate.

The acquisition will contribute 157 medical school seats to Afya, increasing Afya’s total medical school seats to 2,023.

The acquisition date fair value of each major class of consideration, including the allocation of the purchase price has not been completed by the Company as of the date of these interim financial statements. The impact on revenue and profit or loss of the combined entity for the current reporting period as if the acquisition date had been as of the beginning of the annual reporting period is not available as the Company recently concluded this acquisition. Therefore, these interim financial statements do not include this information. The transaction costs to date amounted to R$ 623. Any goodwill generated in the transaction is not expected to be deductible for tax purposes.

b) Acquisition of FESAR

On August 27, 2020, Afya Brazil entered into an agreement for the acquisition of 100% of the total share capital of FESAR. FESAR is a post-secondary education institution with government authorization to offer on-campus, undergraduate courses in medicine in the State of Pará. All the preceding conditions were satisfied and the acquisition was closed on November 3, 2020.

The purchase price is R$260,000 payable in cash in the transaction closing date. The purchase price also includes real state, which is valued at R$21,000.

The acquisition will contribute 120 medical school seats to Afya, increasing Afya’s total medical school seats to 2,143.

The acquisition date fair value of each major class of consideration, including the allocation of the purchase price has not been completed by the Company as of the date of these interim financial statements. The impact on revenue and profit or loss of the combined entity for the current reporting period as if the acquisition date had been as of the beginning of the annual reporting period is not available as the Company recently concluded this acquisition. Therefore, these interim financial statements do not include this information. The transaction costs to date amounted to R$ 437. Any goodwill generated in the transaction is not expected to be deductible for tax purposes.

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Afya Limited Notes to the unaudited interim condensed consolidated financial statements September 30, 2020 and 2019 Expressed in thousands of Brazilian reais, unless otherwise stated

c) Loan agreement

On October 1, 2020, Afya Brazil entered into a loan with Banco Itaú Unibanco S.A. in the amount of R$ 500,000 adjusted by the CDI rate plus an interest rate of 1.62% per year and is repayable in three installments in October 2022, April 2023 and October 2023.

d) Acquisition of iClinic

On October 9, 2020, Afya Brazil entered into an agreement for the acquisition of 100% of the share capital of iClinic (comprised by iClinic Participações S.A, iClinic Desenvolvimento de Software Ltda. and Black River Brazil Participações S.A.). iClinic is a SaaS model physician focused technology company and the leading medical practice management software in Brazil. iClinic empower doctors to be more independent and have more control over their careers by digitalizing their daily routine, so they can increase their productivity and deliver better healthcare services. With the acquisition of iClinic to our platform, if and when the transaction is concluded, Afya will make another step to become the one stop shop for physicians in Brazil. The transaction is subject to conditions precedent before closing, of which had not occurred up to the issuance of these interim financial statements.

The aggregate purchase price is R$182,656: (i) 61.5% is payable in cash, and (ii) 38.5% is payable with Afya's shares on the transaction closing date.

The acquisition date fair value of each major class of consideration, including the allocation of the purchase price has not been completed by the Company as of the date of these interim financial statements. The impact on revenue and profit or loss of the combined entity for the current reporting period as if the acquisition date had been as of the beginning of the annual reporting period is not available as the Company did not conclude the acquisition of iClinic. Therefore, these interim financial statements do not include this information. The transaction costs to date amounted to R$ 421. Any goodwill generated in the transaction is not expected to be deductible for tax purposes.

e) Acquisition of UNIFIPMoc and Fip Guanambi

On October 22, 2020, Afya Brazil entered into an agreement for the acquisition of 100% of the total share capital of Sociedade Padrão de Educação Superior Ltda (“UNIFIPMoc and Fip Guanambi”). UNIFIPMoc and Fip Guanambi are a post-secondary education institution with government authorization to offer on-campus, undergraduate courses in medicine in the states of Minas Gerais and Bahia. The transaction is subject to conditions precedent before closing, of which had not occurred up to the issuance of these interim financial statements.

The purchase price is R$ 360,000, adjusted by the Net Debt at the closing date, of which: (i) 100% is payable in cash on the transaction closing date.

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Afya Limited Notes to the unaudited interim condensed consolidated financial statements September 30, 2020 and 2019 Expressed in thousands of Brazilian reais, unless otherwise stated

The acquisition will contribute 160 medical school seats to Afya, increasing Afya’s total medical school seats to 2,303. There are 40 additional seats still pending approval which, if approved by the Ministry of Education, will result in a potential additional payment of up to R$ 50,000.

The acquisition date fair value of each major class of consideration, including the allocation of the purchase price has not been completed by the Company as of the date of these interim financial statements. The impact on revenue and profit or loss of the combined entity for the current reporting period as if the acquisition date had been as of the beginning of the annual reporting period is not available as the Company did not conclude the acquisition of UNIFIPMoc and Fip Guanambi. Therefore, these interim financial statements do not include this information. The transaction costs to date amounted to R$ 967. Any goodwill generated in the transaction is not expected to be deductible for tax purposes.

f) Acquisition of MedPhone

On November 4, 2020, Afya Brazil concluded the acquisition of 100% of the total share capital of MedPhone Tecnologia em Saúde Ltda. (“MedPhone).

The purchase price is R$ 6,400, and was paid in cash on the acquisition date.

MedPhone is a clinical decision and leaflet consultation app in Brazil, that helps physicians, medical students and other healthcare professionals to make faster and more accurate decisions on a daily basis. MedPhone has more than 175,000 registered users and more than 58,000 monthly active users, with a NPS of 75. The app has more than 9,100 reviews in the AppStore with a 4.9 out of 5 score.

The integration of MedPhone’s clinical decision software with PEBMED will create great synergy and allow us to offer both products through the same platform.

The acquisition date fair value of each major class of consideration, including the allocation of the purchase price has not been completed by the Company as of the date of these interim financial statements. The impact on revenue and profit or loss of the combined entity for the current reporting period as if the acquisition date had been as of the beginning of the annual reporting period is not available as the Company recently concluded this acquisition. Therefore, these interim financial statements do not include this information. The transaction costs to date amounted to R$ 91. Any goodwill generated in the transaction is not expected to be deductible for tax purposes.

***

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